Exhibit 99.1

Management Proxy Circular

TransAlta Corporation

The Annual Meeting of Shareholders will be held at 11:00 a.m. MST on Thursday, April 28, 2011 in Calgary, Alberta.

This Document Contains

- Notice of Meeting
- Proxy Circular

100 Years ON

This document contains important information for shareholders. Your participation is very important. Please take a minute to submit your proxy today or vote by phone or through the internet in accordance with the instructions set forth in the proxy.

ANNUAL MEETING OF SHAREHOLDERS

Table of Contents

INVITATION TO SHAREHOLDERS	1	SUMMARY COMPENSATION TABLE	54

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	2	INCENTIVE PLAN AWARDS	55

MANAGEMENT PROXY CIRCULAR	3	RETIREMENT PLAN BENEFITS	57

SOLICITATION OF PROXIES	3	TERMINATION AND CHANGE OF CONTROL BENEFITS	58

GENERAL INFORMATION	3	REPORT OF THE GOVERNANCE AND ENVIRONMENT

VOTING INFORMATION	5	COMMITTEE, COMMITTEE RESPONSIBILITIES AND

BUSINESS OF THE MEETING	8	CORPORATE GOVERNANCE	62

1. ELECTION OF DIRECTORS	8	CORPORATE GOVERNANCE	64
2. FINANCIAL STATEMENTS	8
3. APPOINTMENT OF AUDITORS	8	CORPORATE GOVERNANCE PRACTICES	64
4. ADVISORY VOTE ON EXECUTIVE COMPENSATION	8
5. SHAREHOLDER PROPOSAL	8	DIRECTOR APPROVAL	65
ELECTION OF DIRECTORS	9
		APPENDIX “A” SHAREHOLDER PROPOSAL	A-1
REPORT ON DIRECTOR COMPENSATION	24
		APPENDIX “B” CORPORATE GOVERNANCE
REPORT OF AUDIT AND RISK COMMITTEE, COMMITTEE
		DISCLOSURE – FORM 58-101F1	B-1
RESPONSIBILITIES AND APPOINTMENT OF AUDITORS	27
		APPENDIX “C” TRANSALTA CORPORATION
APPOINTMENT OF AUDITORS	29
		CORPORATE GOVERNANCE GUIDELINES	C-1
ADVISORY VOTE ON EXECUTIVE COMPENSATION	30

REPORT OF THE HUMAN RESOURCES COMMITTEE AND

COMPENSATION DISCUSSION AND ANALYSIS	33

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the US Securities and Exchange Commission and in other communications.  These statements include, but are not limited to, statements made in the “Compensation Discussion and Analysis” section of this Management Proxy Circular and other statements about our operations, financial condition, risk management priorities, targets, ongoing objectives, strategies and outlook for 2011 and subsequent periods.  Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”.  By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific.  A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements.  Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.  These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.  We do not undertake to update any forward-looking statement that is contained in this Management Proxy Circular or in other communications except as required by law.

INVITATION TO SHAREHOLDERS

March 10, 2011

Dear Shareholder:

You are cordially invited to attend the 2011 Annual Meeting of Shareholders, which will take place on Thursday, April 28, 2011 at 11:00 a.m. (local time) in the Grand Lecture Theatre at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta.  The Annual Meeting of Shareholders provides you with the opportunity to hear about TransAlta’s 2010 performance and management’s plans going forward.  You will also be able to meet and ask questions of the Board of Directors and management.

Attached are the Notice of Annual Meeting of Shareholders and the Management Proxy Circular, which contain details of the business to be conducted at the meeting and provide information with respect to executive compensation and our governance practices and principles.  We hope you will take the time to review this circular and provide your vote on the business items of the meeting.  Your vote and participation are very important.

If you are unable to attend the meeting in person, you can vote by telephone, via the Internet or by completing and returning the enclosed proxy.  Please refer to the “Voting Information” section of the Management Proxy Circular for more information.

We will also webcast the meeting at www.transalta.com.  We encourage you to visit our website at any time before the meeting as it provides useful information about our company.

We look forward to seeing you at the meeting.

Sincerely,

Donna Soble Kaufman	Stephen G. Snyder
Chair of the Board	President and Chief Executive Officer

NOTICE

In March 2010, we asked all registered shareholders to advise us in writing if they did not wish to receive the 2010 Annual Report and asked all beneficial shareholders to advise us in writing if they did wish to receive the 2010 Annual Report, when it became available in March 2011.  If you are a registered shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial shareholder who did not reply to the inquiry, you will not receive the Annual Report.  As well, if you purchased TransAlta common shares through a broker after March 1, 2011 you may not receive the 2010 Annual Report.

The 2010 Annual Report is available on our website at www.transalta.com and on SEDAR at www.sedar.com.  Anyone wishing to receive a paper copy of the 2010 Annual Report may obtain one free of charge by contacting TransAlta’s transfer agent, CIBC Mellon Trust Company or by contacting our Investor Relations Department.

CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Station Toronto, Ontario M5C 2W9 Telephone: 1.800.387.0825 Online: www.cibcmellon.com

TransAlta Corporation 2011 Management Proxy Circular	1

TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1 (403) 267-7110 www.transalta.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of holders of common shares of TransAlta Corporation (“TransAlta” or the “Company”) will be held on Thursday, April 28, 2011 at 11:00 a.m. (local time) in the Grand Lecture Theatre at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta for the purposes of:

(a)	electing the directors for the ensuing year;

(b)	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2010 and the auditor’s report thereon;

(c)	appointing the auditors and authorizing the directors to fix their remuneration;

(d)

to consider and approve, on an advisory basis, a resolution (the full text of which is reproduced on page 30 of the Management Proxy Circular) accepting the Company’s approach to executive compensation;

(e)	to consider the shareholder proposal, the full text of which is reproduced in Appendix “A” of the Management Proxy Circular; and

(f)	considering such other matters as may properly come before the Meeting.

This Notice, the accompanying Management Proxy Circular and the form of proxy (the “Proxy”) are provided in connection with the Meeting.  Only shareholders of record at the close of business on March 1, 2011 are entitled to receive notice and to vote at the Meeting or any adjournment.  Proxies must be returned to TransAlta’s Transfer Agent and Registrar, CIBC Mellon Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment.  Registered shareholders who cannot attend the Meeting in person may use one of the voting options described in the accompanying Proxy.  Non-registered shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.  For more information about registered shareholders and non-registered shareholders please see the section entitled “Voting Matters” in the accompanying Management Proxy Circular.

The Management Proxy Circular of the Company and the Proxy accompany this Notice.

By the order of the Board of Directors

Calgary, Alberta	Maryse C. St.-Laurent
March 10, 2011	Vice-President and Corporate Secretary

2	TransAlta Corporation 2011 Management Proxy Circular

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (“Proxy Circular”) is furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta” or the “Company”) and the Board of Directors (the “Board”) for use at the Annual Meeting of the Shareholders of the Company (the “Meeting”) to be held on Thursday, April 28, 2011 at 11:00 a.m. (local time) in the Grand Lecture Theatre at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta, or any adjournment thereof, for the purposes set out in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”).

SOLICITATION OF PROXIES

The solicitation will be made primarily by mail and the cost will be borne by the Company.  Officers and employees of the Company may solicit proxies without compensation by telephone, facsimile or in person.  TransAlta has also retained the services of Kingsdale Shareholder Services Inc., as its proxy solicitation agent, to assist with the solicitation of proxies on behalf of management.  The cost of these services is estimated at approximately $40,000.

Brokerage houses and other agents, custodians, nominees and fiduciaries will be reimbursed for the expense of forwarding documents to beneficial owners for whom shares are held.

For those shareholders who cannot attend the Meeting in person, TransAlta has made arrangements to provide a live webcast of the Meeting.  Details on how shareholders may listen to and follow the proceedings on the webcast can be found on TransAlta’s website at www.transalta.com.

GENERAL INFORMATION

DATE OF INFORMATION

Except as otherwise stated, information in this Proxy Circular is as of March 10, 2011.

CURRENCY AND EXCHANGE RATE

Unless otherwise specified, all dollar figures are in Canadian currency.  On March 1, 2011, the closing spot price quoted by the Bank of Canada for Cdn $1.00 was US $1.03.

COMMON SHARES OUTSTANDING

At the close of business on March 1, 2011, there were 221,189,154 common shares outstanding.  TransAlta’s common shares trade under the symbol “TA” on the Toronto Stock Exchange (TSX) and under the symbol “TAC” on the New York Stock Exchange (NYSE).

HOLDERS OF 10% OR MORE OF THE COMMON SHARES

To the knowledge of the directors and officers, no person beneficially owns (directly or indirectly), controls or directs more than 10% of our common shares.

REGISTERED AND BENEFICIAL SHAREHOLDERS

You are a registered shareholder if your shares are held in your name and you have a share certificate.

You are a beneficial shareholder if your shares are held in a nominee’s name.  That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

MAILING OF PROXY CIRCULAR AND ANNUAL REPORT

The 2011 Management Proxy Circular is being mailed to all shareholders.  The Annual Report is being mailed to:

•      registered shareholders, except those who asked not to receive it; and

•      beneficial shareholders who requested a copy.

We will provide proxy materials to brokers, custodians, nominees and fiduciaries.  We ask that the materials be forwarded promptly to our beneficial shareholders.

ANNUAL AND INTERIM REPORTS

If you are a registered shareholder, you received our 2010 Annual Report in this package, unless you asked not to.  If you:  i) do not want our Annual Report next year; or, ii) wish to receive interim reports, please fill out and return the Registered Shareholder Form in this package.

If you are a beneficial shareholder and returned last year’s form requesting a copy of our annual or interim reports, you received copies of one or all of the documents as requested.  You will be asked again this year whether or not you wish to receive these documents for 2011.  If you do, please fill out and return the Beneficial Shareholder Form.

Please note that you can access all of our public documents, including our Management Proxy Circular, Annual Report and interim reports at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

TransAlta Corporation 2011 Management Proxy Circular	3

AVAILABILITY OF DOCUMENTS

Additional information regarding the business of the Company is contained in the company’s Annual Information Form for the fiscal year ended December 31, 2010.  Additional financial information regarding the Company is provided in the Company’s comparative consolidated financial statements and accompanying Management Discussion and Analysis for the year ended December 31, 2010.  Copies of these documents, any interim financial statements for periods subsequent to December 31, 2010, and additional copies of this Proxy Circular are available on the Company’s website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

If you prefer to receive a paper copy of these documents, requests can be made to:

Investor Relations

TransAlta Corporation

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta  T2P 2M1

1.800.387.3598 (toll-free) North America

403.267.2520 Calgary / outside North America:

investor_relations@transalta.com

or

CIBC Mellon Trust Company (Transfer Agent)

P.O. Box 7010

Adelaide Street Station

Toronto, Ontario  M5C 2W9

1.800.387.0825 (toll-free) North America

416.643.5500 Toronto / outside North America

inquiries@cibcmellon.com

ETHICS POLICIES

TransAlta has in place a Code of Business Conduct and Ethics for the Board and all employees.  Under these policies, all directors, officers and employees must demonstrate ethical business practices in all business relationships, within and outside of TransAlta.  These policies are available at www.transalta.com/about-us/governance and are filed at www.sedar.com and www.sec.gov.

Reporting Concerns

The Board, through the oversight of the Audit and Risk Committee, has established several options for employees,

contractors, shareholders, and other stakeholders to call or contact the Audit and Risk Committee with respect to accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board.  You may contact the Audit and Risk Committee by:

•     Email to the Ethics Help Line at ethics_helpline@transalta.com; or

•      Fax addressed to the Director, Internal Audit at the confidential fax line 403.267.7985; or

•      Leaving a confidential, anonymous voice mail on the TransAlta Ethics Help Line at 1.888.806.6646; or

•      Mail addressed to the Director, Internal Audit at:

TransAlta Corporation

Attention:  Deanne Stene, Director, Internal Audit

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta  T2P 2M1; or

•      Mail addressed directly to the Chair of the Audit and Risk Committee of the Board at:

Chair of the Audit and Risk Committee

Subject Matter “003”

110 – 12th Avenue SW

c/o Box 1900 Station “M”

Calgary, Alberta  T2P 2M1

COMMUNICATING WITH THE BOARD

Shareholders may communicate directly with the Board or any Board member(s) by directing their correspondence to the following address:

TransAlta Corporation

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta  T2P 2M1

Attention:  Vice-President and Corporate Secretary

corporate_secretary@transalta.com

We receive inquiries on many subjects.  The Vice-President and Corporate Secretary will, on behalf of the Board, review the correspondence addressed to the Board in order to determine if a Board response is appropriate.  While the Board oversees management, it does not participate in day-to-day operations and, therefore, it may be appropriate for management personnel to respond to inquiries related to such matters.

4	TransAlta Corporation 2011 Management Proxy Circular

All inquiries will receive a response from the Board or management.

SHAREHOLDER PROPOSALS

Eligible shareholders should direct any proposals they plan to present to the 2012 Meeting to the Vice-President and Corporate Secretary.  To be included in the 2012 proxy circular, the proposal must be received at 110 – 12th Avenue SW, Box 1900, Station “M”, Calgary, Alberta  T2P 2M1 by December 9, 2011.

DIVIDEND REINVESTMENT PLAN

Our dividend reinvestment plan lets shareholders elect to have cash dividends reinvested in common shares.  Shareholders in the United States and its territories and possessions may not participate.  Plan information and an election form may be requested from CIBC Mellon Trust Company by:

Phone:                 1.800.387.0825

Online:                 www.cibcmellon.com

Mail:                              CIBC Mellon Trust Company

Dividend Reinvestment Services

P.O. Box 7010

Adelaide Street Station

Toronto, Ontario  M5C 2W9

SHAREHOLDER RIGHTS PLAN

TransAlta has a shareholder rights plan.  It was originally put in place on October 13, 1992 by an agreement between CIBC Mellon and the Company.  According to rules of the TSX, shareholders must confirm this plan every three years.  The plan was most recently confirmed at our annual and special shareholders’ meeting on April 29, 2010.  It will be presented again for approval by shareholders at the Company’s 2013 shareholder meeting.

DIRECTOR AND OFFICER LIABILITY INSURANCE

TransAlta has purchased directors and officers liability insurance, which has an aggregate claim limit of US$110 million each policy year for all directors and officers of the Company and its subsidiaries.  In 2010, the annual cost of this coverage was approximately US$715,000 and was paid by the Company.  Directors and officers are not subject to any deductible in respect of amounts which may be paid on their behalf under this policy.  The Company is reimbursed for payments made under the corporate indemnity provisions, subject to a deductible of US$4 million with respect to those insured losses.

LOANS TO DIRECTORS AND OFFICERS

We do not make loans to our directors and officers.  Therefore, no loans are outstanding from TransAlta to its directors and officers.

VOTING INFORMATION

REGISTERED SHAREHOLDER VOTING

You are a registered shareholder if your shares are held in your name and you have a share certificate.  As a registered shareholder, you may vote in person at the Meeting or by Proxy.

Attending the Meeting

If you attend the Meeting in person, it is not necessary to complete and return the Proxy.  Please register with the Company’s Registrar and Transfer Agent, CIBC Mellon Trust Company, when you arrive at the Meeting.

By Proxy

If you do not plan to attend the Meeting in person, you should vote your Proxy in one of three ways:

1.   Mail – Complete, date and sign the Proxy in accordance with the instructions included on the Proxy.  Return the completed form in the envelope provided to CIBC Mellon Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1.  To be voted at the Meeting, the Proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment of the Meeting.

2.   Telephone – To vote by telephone, you must use a touch-tone telephone to transmit voting preferences to a toll free number:  1.866.271.1207 (English and French).  You must follow the instructions of the “Vote Voice” and refer to the Proxy sent to you for the 13 digit Control Number, located on the back in the lower left corner.  Convey your voting instructions by use of touch-tone selections over the telephone.  When you vote by telephone, you must cast your vote not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment.

3.   Internet – To vote by Internet, you must access the website www.eproxyvoting.com/transalta.  You must then follow the instructions and refer to the Proxy sent to you for the 13 digit Control Number, located on the back in the lower left corner.  Convey your voting instructions electronically over the Internet.  When you vote by Internet, you must cast

TransAlta Corporation 2011 Management Proxy Circular	5

your vote not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the holding of the Meeting, or any adjournment.

By following one of the three options above, you may authorize the management representatives of the Company named in the Proxy to vote your shares or you have the right to appoint some other person to attend the Meeting and vote your shares on your behalf.  To appoint a person as proxy other than the management representatives, cross out the printed names and insert the name of the person you wish to act as your proxy in the blank space provided.  Please indicate the way you wish to vote on each item of business and your vote will be cast accordingly.

The persons named in the Proxy will vote for or against or withhold from voting the shares in accordance with the direction of the shareholder appointing them.  In the absence of such direction, such shares will be voted for the election of each of the persons nominated by management as directors, for the appointment of the auditors and authorization of the directors to fix the remuneration of the auditors, for the advisory resolution on executive compensation and against the shareholder proposal of the Sierra Club.

Revocation of Proxies

You may revoke your Proxy in the following ways:

1.   If the prior instructions were submitted by mail, you may revoke your Proxy by instrument in writing addressed to TransAlta Corporation, executed by you or by your attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at 110 – 12th Avenue SW, Calgary, Alberta, T2P 2M1, Attention:  Vice-President and Corporate Secretary.  You must revoke your Proxy not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the Meeting, or any adjournment, at which the Proxy is to be used, or in person with the Chair of the Meeting on the day of the Meeting, or any adjournment.

2.   If the prior instructions were submitted by telephone or the Internet, you can revoke your Proxy by mail within the time frame set forth above or by telephone or Internet not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the Meeting, or any adjournment.

You may also revoke your Proxy by submitting new voting instructions, which will revoke any prior instructions.

BENEFICIAL SHAREHOLDER VOTING

You are a beneficial shareholder if your shares are held in a nominee’s name.  That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Vote through your Nominee

To vote your shares through your nominee you should follow the instructions on the request for voting instructions form provided by your nominee.

Vote in person at the Meeting

To vote your shares in person at the meeting, you must:

i)                 Appoint yourself as the proxyholder by writing your own name in the space provided on the request for voting instructions form.  Do not complete the voting section on the request for voting instructions as your vote will be taken at the Meeting; and

ii)              Return the request for voting instructions form to the nominee in the envelope provided or by the facsimile number provided.

Note:  If you are a US beneficial shareholder and you wish to attend the Meeting and vote your shares in person, you must follow the instructions on the back of your Voting Instruction Form to obtain a legal proxy.

Once you have received your legal proxy, you will need to submit and deliver it to the Company or its transfer agent, prior to the proxy deposit date in order to vote your shares in person.

Vote by telephone or the Internet

You may vote by telephone or internet by following the instructions for telephone and Internet voting in the request for voting instructions form.

Revocation of Instruction to Your Nominee

If you have voted through your nominee and would like to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

6	TransAlta Corporation 2011 Management Proxy Circular

CONFIDENTIALITY OF VOTING

Proxies are counted and tabulated by CIBC Mellon Trust Company, the Company’s Transfer Agent and Registrar, in such a manner as to preserve the confidentiality of individual shareholder votes, except (a) where the shareholder has made a written comment on the Proxy or otherwise clearly intends to communicate his or her individual position to management of the Company, (b) as necessary to meet the requirements of applicable law, or (c) in the event of a proxy contest.

TransAlta Corporation 2011 Management Proxy Circular	7

BUSINESS OF THE MEETING

1.             ELECTION OF DIRECTORS

Nominees for Election to the Board of Directors

Our 10 nominees for election as directors and their biographies are set out below.  Each director elected will serve until the next annual meeting of shareholders or until his or her successor is elected or appointed, and each has agreed to serve as a director if elected.  We believe that each nominee will be able to serve as a director.  If for any reason, any of the nominees is unavailable to serve, the persons designated in the Proxy will be able to vote in their discretion for any substitute nominee or nominees.  Our Articles of Incorporation provide that our Board shall consist of such number of directors as may be fixed from time to time by the Board, being not less than three and not more than 19 directors.  By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at 10.  In the election of directors, votes are cast in favour or withheld from voting for each director individually.

Majority Voting Policy

TransAlta has adopted a majority voting policy.  This means that in an uncontested election of directors at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of these nominees as directors.

2.             FINANCIAL STATEMENTS

The audited consolidated financial statements for the year ended December 31, 2010 and the report of the auditors will be tabled at the Meeting.  The audited consolidated financial statements form part of the 2010 Annual Report of the Company.  You may obtain a copy of the 2010 Annual Report, in English or French, from the Vice-President and Corporate Secretary of TransAlta upon request.  Copies will also be available at the Meeting.  In addition, the full text of the 2010

Annual Report is available on TransAlta’s website at www.transalta.com and on SEDAR at www.sedar.com.

3.   APPOINTMENT OF AUDITORS

Proxies solicited hereby will be voted to reappoint the firm of Ernst & Young LLP, the present auditors of the Company, as auditors of the Company to hold office until the next annual meeting of shareholders of the Company at remuneration to be fixed by the Board.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote to reappoint Ernst & Young, LLP as auditors of the Company.

4.   ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the Meeting, shareholders will be asked to consider and approve, on an advisory basis, a resolution (the full text of which is reproduced on page 30 of this Proxy Circular) accepting the Company’s approach to executive compensation disclosed in this Proxy Circular.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the advisory resolution on executive compensation.

5.   SHAREHOLDER PROPOSAL

Attached to the Proxy Circular as Appendix “A” is a reproduction of the shareholder proposal that has been submitted for consideration at the Meeting and the response of management and the Board opposing the proposal.  The proposal is that the Board of TransAlta prepare a report to shareholders no later than November 30, 2011 to transition off of existing coal-fired generation by December 30, 2015.

In order for any shareholder proposal to become effective, the resolution to approve the shareholder proposal must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution.

The Board recommends that shareholders vote AGAINST this proposal.  Its reasons are addressed in Appendix “A”.

8	TransAlta Corporation 2011 Management Proxy Circular

ELECTION OF DIRECTORS

•	All of our directors are independent with the exception of our President and CEO.
•	The Chair of our Board is independent.
•	Voting is conducted on an individual director basis.
•	We have adopted a majority voting policy.
•	All of our directors’ attendance to meetings is 90% and above.

The Governance and Environment Committee (“GEC”) is of the view that these directors represent an appropriate mix of expertise and qualities required to serve on the Board and to serve the Company.  The skills and expertise matrix that the GEC references to ensure the right mix of skill and expertise is included on page 21 of this Proxy Circular.

NOMINEES

The 10 directors being nominated for election in 2011 are:

William D. Anderson	Michael M. Kanovsky
Stephen L. Baum	Gordon S. Lackenbauer
Timothy W. Faithfull	Karen E. Maidment
Gordon D. Giffin	Martha C. Piper
C. Kent Jespersen	Stephen G. Snyder

Mrs. Donna Soble Kaufman’s six year term as Chair ends on April 28, 2011.  The Company and the Board both acknowledge and thank Mrs. Kaufman for her 22 years of service on the Board and to the Company.  Mr. Gordon D. Giffin shall succeed Mrs. Kaufman as Chair, subject to his re-election as a director at the Meeting.

INDEPENDENCE OF DIRECTORS

The GEC and the Board participate in the determination of director independence at least annually.  The determination is made in accordance with the definition of “independence” as provided in the Canadian Securities Commissions Governance Guidelines, the Canadian Audit Committee Rules and other applicable laws.  The independence criteria also conform to the applicable rules of the Securities and Exchange Commission in the United States, the New York Stock Exchange and those set out in the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).

The GEC reviews, at least annually, the existence of any relationship between each director and the Company to ensure that the majority of directors are independent.  The GEC then makes its recommendation to the Board.  The Board has affirmatively determined that 9 of the 10 nominees for election to the Board (excluding only Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company) are independent of the Company.  No director, who the Board has determined to be independent, receives remuneration from TransAlta in excess of directors’ retainer, meeting and travel fees, and none of the independent directors has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgment.

TransAlta Corporation 2011 Management Proxy Circular	9

DIRECTOR NOMINEE INFORMATION

William D. Anderson (1) – Independent Director

Ontario, Canada Director since 2003 Age: 61 Holdings: (2) 35,906	Areas of Expertise
Accounting & Finance
Economics & Business
Investment / Insurance / Banking
Technology / Research / Telecommunication

Corporate Director. Mr. Anderson was President of BCE Ventures (a subsidiary of BCE Inc.) from 2001 to 2005 (telecommunications) and prior to that, Chief Financial Officer (“CFO”) of BCE Inc., Bell Canada Inc. and of Bell Cablemedia plc (telecommunications). As President of BCE Ventures, he was responsible for a number of significant operating companies as well as being Chief Executive Officer (“CEO”) of Bell Canada International Inc. In his CFO roles, Mr. Anderson was responsible for all financial operations of the respective companies and executed numerous debt and equity financings, corporate acquisition and disposition transactions as well as corporate and operational restructurings.

	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors			9 of 10
	Audit and Risk Committee (Chair)			7 of 7	16 of 17 (94%)

Securities Held as at December 31, 2010 (at a market value of $21.15 per common share as at December 31, 2010)
Common
	Year	Shares	DSUs	Total	Market Value (5)
	2010	8,000	27,906	35,906	$759,411.90
	2009	8,000	23,344	31,344	$735,957.12

Three Year Minimum Shareholding Requirements as at December 31, 2010
Mr. Anderson is a past director at BCE Emergis Inc., Bell Cablemedia plc, Bell Canada International Inc., CGI Group Inc., Four Seasons Hotels Inc., Sears Canada Inc. and Videotron Holdings plc.	Requirement (6)		Requirement Met
	$308,040		Yes

Value of Compensation Received
Mr. Anderson holds a bachelor in business administration from the University of Western Ontario (London, ON) and is a Chartered Accountant.	Year	Total Compensation
	2010	$173,280
	2009	$179,776

	Other Public Board Directorships		Committee Memberships
	Gildan Activewear Inc.		Audit (Chair), Human Resources
	Sun Life Financial Inc.		Audit, Risk Review
	Nordion Inc. (formerly MDS Inc.)		Chair of the Board

10	TransAlta Corporation 2011 Management Proxy Circular

Stephen L. Baum – Independent Director

New Hampshire, USA Director since 2008 Age: 69 Holdings: (2) 9,134	Areas of Expertise
Law and/or Regulatory
Electric Energy / Utility
Oil & Gas

	Board/Committee Membership			Attendance	Attendance Total

Corporate Director.  Mr. Baum was Chairman and CEO of Sempra Energy from July 2000 to February 2006, a San Diego-based Fortune 500 energy services holding company formerly known as Enova Corporation.  Previous to that, Mr. Baum was President, COO and Vice-Chairman of Sempra Energy, from July 1998 to July 2000.  Prior to that he was Chairman, CEO and a member of the board of directors of Enova Corporation, the parent company of San Diego Gas & Electric (SDG&E) where he served in various officer positions including General Counsel.  Before joining SDG&E, he was Senior Vice-President and General Counsel of the New York Power Authority.  He has also held various legal positions, including General Attorney at Orange & Rockland Utilities, and as an associate with the law firm of Curtis, Mallet-Prevost, Colt & Mosle in New York City.

	Board of Directors			9 of 10
	Audit and Risk Committee			3 of 3
	Human Resources Committee			6 of 6	18 of 19 (95%)

Securities Held as at December 31, 2010 (at a market value of $21.15 per common share as at December 31, 2010)
Common
	Year	Shares	DSUs	Total	Market Value (5)
	2010	0	9,134	9,134	$193,184.10
	2009	0	5,559	5,559	$130,525.32

Three Year Minimum Shareholding Requirements as at December 31, 2010
	Requirement (6)	Requirement Met
	$308,040	Mr. Baum has met the one year requirement and is
on track to meet the three year requirement.
Mr. Baum is a graduate of Harvard University and the University of Virginia Law School. He has also served as a Captain in the US Marine Corps.

Value of Compensation Received
	Year		Total Compensation
	2010		$151,280
	2009		$160,776

	Other Public Board Directorships		Committee Memberships
	Computer Sciences Corporation		Audit, Governance

TransAlta Corporation 2011 Management Proxy Circular	11

Timothy W. Faithfull – Independent Director

England, UK Director since 2003 Age: 66 Holdings: (2) 36,232	Areas of Expertise
Economics & Business
Human Resources
Marketing
Oil & Gas
Environmental Matters

	Board/Committee Membership		Attendance	Attendance Total
	Board of Directors		10 of 10
	Human Resources Committee (Chair)		6 of 6	16 of 16 (100%)

Corporate Director.  Mr. Faithfull is a 36-year veteran of Royal Dutch/Shell plc (energy), where he held diverse international roles principally in oil products and LNG project development.  As President and CEO of Shell Canada Limited, he was responsible for bringing the $6 billion Athabasca Oil Sands Project on line, the first fully integrated oil sands venture in 25 years.  Mr. Faithfull has extensive experience with commodity exposure and risk management, the result of his time directing the global crude oil trading operations of Shell International Trading and Shipping Company from 1993 to 1996.  He was Chairman and CEO of Shell Eastern Petroleum in Singapore from 1996 to 1999, including Shell’s main refinery and oil products trading for Asia Pacific.

During his time in Singapore, he was a director of DBS Bank, and the Port of Singapore Authority.  He was a trustee of the main Singapore Arts/Theatre complex.  In Calgary, he served on the board of the Calgary Health Trust and the Epcor Arts Centre.

Mr. Faithfull is a director Shell Pension Trust Limited, a non-public entity.  He is a past director of Enerflex Systems Income Fund.

Mr. Faithfull holds a master of arts in philosophy, politics and economics from the University of Oxford, UK.

Securities Held as at December 31, 2010 (at a market value of $21.15 per common share as at December 31, 2010)
Common
	Year	Shares	DSUs	Total	Market Value (5)
	2010	2,600	33,632	36,232	$766,306.80
	2009	2,600	26,787	29,387	$690,006.76

Three Year Minimum Shareholding Requirements as at December 31, 2010
	Requirement (6)	Requirement Met
	$308,040	Yes

Value of Compensation Received
	Year		Total Compensation
	2010		$166,280
	2009		$170,776

	Other Public Board Directorships			Committee Memberships
	AMEC plc			Senior Independent Director,
Remuneration (Chair), Audit,
Nominating, Compliance and
Ethics
	Canadian Pacific Railway Limited			Corporate Governance and
Nominating, Health Safety
Security and Environment (Chair),
Management Resources
Compensation
	Canadian Natural Resources Limited			Audit, Health, Safety and
Environment

12	TransAlta Corporation 2011 Management Proxy Circular

Ambassador Gordon D. Giffin – Independent Director

Georgia, USA Director since 2002 Age: 61 Holdings: (2)(3) 27,873	Areas of Expertise
Government Affairs / Public Administration
Law and/or Regulatory
Government
Oil & Gas

	Board/Committee Membership		Attendance		Attendance Total
	Board of Directors		10 of 10
Governance and Environment
	Committee (Chair)		5 of 5		15 of 15 (100%)

Lawyer and Senior Partner, McKenna, Long & Aldridge LLP (law firm).  From 1997 to 2001, Mr. Giffin served as the United States Ambassador to Canada with responsibility for managing Canada/US bilateral relations, including energy and environmental policy.  Prior to this appointment, he practised law for 18 years as a senior partner in Atlanta, Georgia and Washington, DC.  His practice focused on energy regulatory work at the state and federal levels.  Prior to that, he served as Chief Counsel and Legislative Director to United States Senator Sam Nunn, with responsibility for the legal and legislative operations of the office.  In 2001, Mr. Giffin returned to private practice where he specializes in state and federal regulatory matters, including those related to trade, energy and trans-border commerce.

Securities Held as at December 31, 2010 (at a market value of $21.15 per common share as at December 31, 2010)
Common
	Year	Shares	DSUs	Total	Market Value (5)
	2010	12,300	15,573	27,873	$589,513.95
	2009	12,300	11,660	23,960	$562,580.80

Three Year Minimum Shareholding Requirements as at December 31, 2010
		Requirement (6)	Requirement Met
		$308,040	Yes

Value of Compensation Received
		Year	Total Compensation
		2010	$166,280
		2009	$167,966
Mr. Giffin holds a bachelor of arts from Duke University (Durham, NC) and a juris doctorate from Emory University School of Law (Atlanta, GA).
	Other Public Board Directorships		Committee Memberships
	Canadian Imperial Bank of Commerce		Management Resources & Compensation
	Canadian National Railway Company		Human Resources, Audit, Strategic Planning, Finance
	Canadian Natural Resources Limited Just Energy Group Inc.		Audit, Governance (Chair), Reserves Risk, Human Resources

TransAlta Corporation 2011 Management Proxy Circular	13

C. Kent Jespersen (1) – Independent Director

Alberta, Canada Director since 2004 Age: 64 Holdings: (2) 30,079	Areas of Expertise
Communications
Economics & Business
Government Affairs / Public Administration
Human Resources
Electric Energy / Utility
Government
Oil & Gas

	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors			10 of 10
	Audit and Risk Committee			4 of 4
	Human Resources Committee			4 of 4

Corporate Director.  Mr. Jespersen has been Chair and CEO of La Jolla Resources International Ltd. since 1998 (advisory and investments).  He has also held senior executive positions with NOVA Corporation of Alberta, Foothills Pipe Lines Ltd., and Husky Oil Limited before assuming the presidency of Foothills Pipe Lines Ltd. and later, NOVA Gas International Ltd. (“NOVA”).  At NOVA, he led the non-regulated energy services business (including energy trading and marketing) and all international activities.

	Governance and Environment Committee			2 of 2	20 of 20 (100%)

Securities Held as at December 31, 2010 (at a market value of $21.15 per common share as at December 31, 2010)
Common
	Year	Shares	DSUs	Total	Market Value (5)
	2010	5,905	24,174	30,079	$636,170.85
	2009	10,160	19,809	29,969	$703,672.12

Mr. Jespersen holds a bachelor of science in education and a master of science in education from the University of Oregon (Eugene, OR).
Three Year Minimum Shareholding Requirements as at December 31, 2010
		Requirement (6)	Requirement Met
		$308,040	Yes

Value of Compensation Received
		Year	Total Compensation
		2010	$146,780
		2009	$144,276

	Other Public Board Directorships		Committee Memberships
	Axia NetMedia Corporation		Audit, Compensation
	CanElson Drilling Inc.		Reserve
	Rodinia Oil Corp.		Audit, Corporate Governance and Compensation (Chair)
	Orion Oil & Gas Corporation		Chair, Audit, Reserves
	Orvana Minerals Corp.		Chair
	Elson Energy Enterprises Ltd.		None

14	TransAlta Corporation 2011 Management Proxy Circular

Michael M. Kanovsky (1) – Independent Director

Alberta, Canada Director since 2004 Age: 62 Holdings: (2) 58,426	Areas of Expertise
Accounting & Finance
Economics & Business
Engineering & Technical
Electric Energy / Utility
Financial Services / Investment
Oil & Gas

	Board/Committee Membership		Attendance	Attendance Total
	Board of Directors		9 of 10

Corporate Director and Independent Businessman.  Mr. Kanovsky co-founded Northstar Energy Corporation (“Northstar”) with initial capital of $400,000 and helped build this entity into an oil and gas producer that was sold to Devon Energy Corporation for approximately $600 million in 1998.  During this period, Mr. Kanovsky was responsible for strategy and finance as well as merger and acquisition activity.  He initiated Northstar’s entry into electrical cogeneration through its wholly-owned power subsidiary, Powerlink Corporation (“Powerlink”).  Powerlink developed one of the first independent power producer (IPP) gas-fired co-generation plants in Ontario and also internationally.  In 1997, he founded Bonavista Energy Trust, which has grown to a present day market capitalization of approximately $4.5 billion.

	Audit and Risk Committee		2 of 3
	Human Resources Committee		4 of 4
	Governance and Environment Committee		3 of 3	18 of 20 (90%)

Securities Held as at December 31, 2010 (at a market value of $21.15 per common share as at December 31, 2010)
Common
	Year	Shares	DSUs	Total	Market Value (5)
	2010	25,000	33,426	58,426	$1,235,709.90
	2009	25,000	26,592	51,592	$1,211,380.16

Three Year Minimum Shareholding Requirements as at December 31, 2010
	Requirement (6)		Requirement Met
	$308,040		Yes
Mr. Kanovsky intends to reduce his public directorships from five to four in 2011.

Value of Compensation Received

Mr. Kanovsky, a Professional Engineer, holds a bachelor of science in mechanical engineering from Queen’s University (Kingston, ON) as well as a master of business administration from the Richard Ivey School of Business at the University of Western Ontario (London, ON).

	Year		Total Compensation
	2010		$142,280
	2009		$157,776

	Other Public Board Directorships		Committee Memberships
	ARC Resources Ltd.		Governance, Risk, Reserve
	Argosy Energy Inc.		None
	Bonavista Energy Corporation		Audit, Reserve, Compensation
	Devon Energy Corporation		Audit, Governance
	Pure Technologies Ltd.		Audit, Compensation

TransAlta Corporation 2011 Management Proxy Circular	15

Gordon S. Lackenbauer (1) – Independent Director

Alberta, Canada	Areas of Expertise
Accounting & Finance	Financial Services / Investment
Director since 2005	Economics & Business	Forest Products
Age: 67	Human Resources Marketing	Investment / Insurance / Banking
Electric Energy / Utility	Oil & Gas
Holdings: (2)(4)
24,176

Board/Committee Membership	Attendance	Attendance Total
Board of Directors	10 of 10

Corporate Director. Mr. Lackenbauer was Deputy Chairman of BMO Nesbitt Burns Inc. (investment banking) from 1990 to 2004. Prior to this, he was responsible for the principal activities of the firm, which included fixed income sales and trading, new issue underwriting, syndication and merger and acquisition advisory mandates. Mr. Lackenbauer has worked with many of Canada’s leading utilities and has frequently acted as an expert financial witness testifying on the cost of capital, appropriate capital structure, and the fair rate of return, principally before the Alberta Utilities Commission, the National Energy Board and the Ontario Energy Board.

Mr. Lackenbauer is a director of CTV Globemedia Inc., a non-public entity.

Mr. Lackenbauer holds a bachelor of arts in economics from Loyola College (Montréal, QC) as well as a master of business administration from the University of Western Ontario (London, ON). He is also a Chartered Financial Analyst.

Audit and Risk Committee	7 of 7
Governance and Environment Committee	5 of 5	22 of 22 (100%)

Securities Held as at December 31, 2010 (at a market value of $21.15 per common share as at December 31, 2010)
Common
Year	Shares	DSUs	Total	Market Value (5)
2010	0	24,176	24,176	$511,322.40
2009	0	17,828	17,828	$418,601.44

Three Year Minimum Shareholding Requirements as at December 31, 2010
Requirement (6)	Requirement Met
$308,040	Yes

Value of Compensation Received
Year	Total Compensation
2010	$151,280
2009	$157,776

Other Public Board Directorships	Committee Memberships
NAL Energy Corporation	Audit (Chair), Reserves and Corporate Governance

16	TransAlta Corporation 2011 Management Proxy Circular

Karen E. Maidment (1) – Independent Director

Ontario, Canada	Areas of Expertise
Accounting & Finance
Director since 2010	Economics & Business
Financial Services / Investment
Age: 52	Investment / Insurance / Banking
Law and/or Regulatory
Holdings: (2)
5,562

	Board/Committee Membership		Attendance		Attendance Total
	Board of Directors		6 of 7

Corporate Director. Ms. Maidment was Chief Financial and Administrative Officer (“CFAO”) of BMO Financial Group (“BMO”) from 2007 to 2009. Prior to that she was Senior Executive Vice-President and Chief Financial Officer (“CFO”) from 2003 to 2007 and Executive Vice-President and CFO of BMO from 2000 to 2003. As CFAO of BMO, she was responsible for all global finance operations, risk management, legal and compliance, communications and mergers and acquisitions. Prior to that, Ms. Maidment held several executive positions with Clarica Life Insurance Company (“Clarica”) from 1988 to 2000, including CFO. Ms. Maidment was CFO when Clarica was the first demutualization of an insurance company in Canada with an initial public offering of $950 million. She also led the insurance industry group, working with government, to develop regulations and framework to convert Canada’s major insurers from mutual to public companies.

Ms. Maidment is a past director of Harris Bank, BMO Nesbitt Burns, where she was also Chair of the Audit Committee, Bank of Montreal Pension Fund, Mutual Trustco, MCAP Financial and The Mutual Group (US). She currently serves on the Board of TD Ameritrade Holding Corporation and is a member of the Princess Margaret Hospital Foundation Board.

Ms. Maidment holds a bachelor of commerce from McMaster University (Hamilton, ON), is a Chartered Accountant and, in 2000, she was named Fellow of the Institute of Chartered Accountants of Ontario.

	Audit and Risk Committee Governance and Environment Committee		4 of 4 3 of 3		13 of 14 (93%)

Securities Held as at December 31, 2010 (at a market value of $21.15 per common share as at December 31, 2010)
Common
	Year	Shares	DSUs	Total	Market Value (5)
	2010	2,000	3,562	5,562	$117,636.30
	2009	0	0	0	$0

Three Year Minimum Shareholding Requirements as at December 31, 2010
	Requirement (6)		Requirement Met
	$308,040		Ms. Maidment has met the one year requirement and is on track to meet the three year requirement.

Value of Compensation Received
	Year		Total Compensation
	2010		$103,141
	2009		$0

	Other Public Board Directorships			Committee Memberships
	TD Ameritrade Holding Corporation			Audit, Risk

TransAlta Corporation 2011 Management Proxy Circular	17

Dr. Martha C. Piper (1) – Independent Director

British Columbia,	Areas of Expertise
Canada Director since 2006 Age: 65 Holdings: (2) 21,071	Communications Government Affairs / Public Administration Human Resources Technology / Research / Telecommunication Academics Environmental Matters
	Board/Committee Membership		Attendance		Attendance Total
	Board of Directors		10 of 10

Corporate Director. Dr. Piper was President and Vice-Chancellor of the University of British Columbia (“UBC”) from 1997 to 2006 (education). Prior to her appointment at UBC, she served as Vice-President, Research at the University of Alberta. She served on the boards of the Alberta Research Council, the Conference Board of Canada and the Centre of Frontier Engineering Research. Dr. Piper was also appointed by the Prime Minister of Canada to the Advisory Council on Science and Technology and served as Chair of the Board of the National Institute for Nanotechnology.

Dr. Piper is a member of the Canadian delegation to the Trilateral Commission, an organization fostering closer cooperation among the core democratic industrialized areas of the world.

Dr. Piper holds a bachelor of science in physical therapy from the University of Michigan (Ann Arbor, MI), a master of arts in child development from the University of Connecticut (Storrs, CT), and a doctorate of philosophy in epidemiology and biostatistics from McGill University (Montréal, QC). She has also received honorary degrees from 18 international universities. Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia.

	Human Resources Committee		6 of 6
	Governance and Environment Committee		5 of 5		21 of 21 (100%)

Securities Held as at December 31, 2010 (at a market value of $21.15 per common share as at December 31, 2010)
Common
	Year	Shares	DSUs	Total	Market Value (5)
	2010	0	21,071	21,071	$445,651.65
	2009	0	14,886	14,886	$349,523.28

Three Year Minimum Shareholding Requirements as at December 31, 2010
	Requirement (6)		Requirement Met
	$308,040		Yes

Value of Compensation Received
	Year		Total Compensation
	2010		$152,780
	2009		$150,276

	Other Public Board Directorships			Committee Memberships
	Shoppers Drug Mart			Human Resources
	Bank of Montreal			Human Resources and Management Compensation, Audit

18	TransAlta Corporation 2011 Management Proxy Circular

Stephen G. Snyder (1) – Non-Independent Director

Alberta, Canada	Areas of Expertise
Engineering & Technical
Director since 1996	Marketing
Electric Energy / Utility
Age: 61	Environmental Matters

Holdings: (2)
403,921

	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors (non-independent)			10 of 10	10 of 10 (100%)

President and Chief Executive Officer of TransAlta Corporation since 1996. Previously, Mr. Snyder was President & CEO, Noma Industries Ltd., President & CEO, GE Canada Inc., and President & CEO, Camco, Inc.

Mr. Snyder is a director of Intact Financial Corporation and co-chair of the Calgary Stampede Foundation Campaign. He is a past Director of the Canadian Imperial Bank of Commerce. He is past Chair of the following organizations: the Calgary Stampede Foundation, the Alberta Secretariat for Action on Homelessness, the Calgary Committee to End Homelessness, the Canada-Alberta ecoEnergy Carbon Capture & Storage Task Force, the Conference Board of Canada, the Calgary Zoological Society, the Canadian Electrical Association, the United Way Campaign of Calgary and Area, and the Calgary Zoo’s “Destination Africa” capital campaign.

Mr. Snyder holds a bachelor of science in chemical engineering from Queen’s University (Kingston, ON) as well as a master of business administration from the University of Western Ontario (London, ON).

He has honourary degrees from the University of Calgary (LLD), and the Southern Alberta Institute of Technology (Bachelor of Applied Technology). He was awarded the Alberta Centennial Medal in 2005, the Conference Board Honorary Associate Award for 2008, the Chamber of Commerce Sherrold Moore Award of Excellence in 2009 and Energy Person of the Year Award from the Energy Council of Canada in 2010.

Securities Held as at December 31, 2010 (at a market value of $21.15 per common share as at December 31, 2010)
Common
	Year	Shares	DSUs	Total	Market Value (5)
	2010	403,921	0	403,921	$8,542,929.15
	2009	399,600	0	399,600	$9,382,608.00

Three Year Minimum Shareholding Requirements as at December 31, 2010
	Requirement (6)		Requirement Met
Mr. Snyder is subject to the requirements of the Executive share ownership plan requiring that he owns and holds four times his base salary, which he meets.

Value of Compensation Received
	Year		Total Compensation
Please refer to Compensation Discussion and Analysis

	Other Public Board Directorships			Committee Memberships
	Intact Financial Corporation			Audit and Risk, Conduct Review and Corporate Governance

TransAlta Corporation 2011 Management Proxy Circular	19

Notes:

(1)                      The following nominee directors are Canadian residents: William D. Anderson, C. Kent Jespersen, Michael M. Kanovsky, Gordon S. Lackenbauer, Karen E. Maidment, Martha C. Piper and Stephen G. Snyder.

(2)                      Holdings include all shares and deferred share units held by each director.

(3)                      Mr.  Giffin was a director of AbitibiBowater Inc. (“Abitibi”) from October 29, 2007 until his resignation on January 22, 2009. In April 2009, Abitibi and certain of its US and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) with the Superior Court of Quebec in Canada. On September 14, 2010, Abitibi announced that it had received approval for its plan of reorganization from unsecured creditors under the CCAA in Canada. On September 21, 2010, Abitibi announced it had received the necessary creditor approval for its plan of reorganization under Chapter 11 of the US Bankruptcy Code. On September 23, 2010, Abitibi announced that the Quebec Superior Court rendered an order sanctioning the plan of reorganization under the CCAA. On November 22, 2010, Abitibi announced that the US Bankruptcy Court for the District of Delaware issued an opinion confirming the plan of reorganization under Chapter 11 of the US Bankruptcy Code. On December 9, 2010, Abitibi announced that it had successfully completed its reorganization and emerged from creditor protection under the CCAA in Canada and Chapter 11 of the US Bankruptcy Code.

(4)                      Mr. Lackenbauer resigned from the Board of Directors of Tembec Inc. (“Tembec”) on August 2, 2007. On December 19, 2007, Tembec announced its proposed recapitalization transaction providing consensual solution to both noteholders and shareholders. On February 22, 2008, Tembec announced that it had received the approval of the majority of shareholders and the requisite majority of noteholders of Tembec Industries Inc. On February 27, 2008, Tembec announced that it had received approval from the Ontario Superior Court of Justice (Commercial List) with respect to their plan of arrangement relating to the proposed recapitalization transaction. On October 31, 2008, Tembec announced that it had successfully obtained a final American court order recognizing its Canadian plan of arrangement as a foreign proceeding in the United States.

(5)                      The 2009 market value of a TransAlta common share is based on the closing price on December 31, 2009 of $23.48 and the 2010 market value is based on the closing price on December 31, 2010 of $21.15.

(6)                      The three year minimum shareholding requirement is calculated by multiplying the yearly 3,200 common shares or DSUs by three, then multiplying that number by the closing price of a TransAlta common share on December 31, 2010, being $21.15, and adding the director annual retainer fee of $45,000 in 2010 and $30,000 in each of 2009 and 2008, for a total of $308,040.

Director Independence

Directors	Independent	Not Independent	Reason for Non-independence
William D. Anderson	√
Stephen L. Baum	√
Timothy W. Faithfull	√
Gordon D. Giffin	√
C. Kent Jespersen	√
Michael M. Kanovsky	√
Gordon S. Lackenbauer	√
Karen E. Maidment	√
Martha C. Piper	√
Stephen G. Snyder		√	Mr. Snyder is the President and Chief Executive Officer of the Company.

The Board has determined that nine of the ten directors, or 90%, excluding only Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company, are independent of management.

Interlocking Directorships

The following table indicates which directors serve on the same Boards and committees of another reporting issuer. The Board is of the view that these interlocking directorships do not adversely impact the effectiveness of these directors on the Company’s Board:

Company	Director	Committee Memberships
Canadian Natural Resources Limited	Gordon D. Giffin Timothy W. Faithfull	Audit, Governance (Chair) Audit, Health, Safety and Environment

20	TransAlta Corporation 2011 Management Proxy Circular

BOARD OF DIRECTORS’ SKILLS AND EXPERTISE MATRIX

TransAlta maintains a skills matrix which outlines the expertise level of each director.  This matrix is used by the GEC and the Board in assessing the composition of the Board and assists in the validation that the Board possesses the diversity of skills and experience required to provide for effective decision-making and staffing of the Board and its committees.

Skills Matrix

	Anderson	Baum	Faithfull	Giffin	Jespersen	Kanovsky	Lackenbauer	Maidment	Piper	Snyder	Summary
Professional Background
Accounting & Finance	√					√	√	√			4
Communications					√				√		2
Economics & Business	√		√		√	√	√	√			6
Engineering & Technical						√				√	2
Government Affairs; Public Administration				√	√				√		3
Human Resources			√		√		√		√		4
Law and/or Regulatory		√		√				√			3
Marketing			√				√			√	3
Management Role
CEO/CFO/Senior Executive	√	√	√	√	√	√	√	√	√	√	10
Business Owner/Advisor		√			√	√					3
Public Life				√					√		2
Business Segment
Electric Energy/Utility		√			√	√	√			√	5
Financial Services/Investment						√	√	√			3
Forest Products							√				1
Government				√	√						2
Investment/Insurance/Banking	√						√	√			3
Oil & Gas		√	√	√	√	√	√				6
Technology/Research/Telecommunication	√								√		2
Specific Representations
Academics									√		1
Environmental Matters			√						√	√	3

BOARD COMMITTEES AND MEMBERSHIP IN 2010

Committees (Number of Members)
	Audit	Governance	Human Resources
	(5)	(6)	(6)
Management Director – Not Independent
Stephen G. Snyder
Independent Outside Directors
William D. Anderson	Chair
Stephen L. Baum			√
Timothy W. Faithfull			Chair
Gordon D. Giffin		Chair
C. Kent Jespersen	√		√
Michael M. Kanovsky		√	√
Donna Soble Kaufman	(ex-officio)	(ex-officio)	(ex-officio)
Gordon S. Lackenbauer	√	√
Karen E. Maidment	√	√
Martha C. Piper		√	√

TransAlta Corporation 2011 Management Proxy Circular	21

OTHER PUBLIC COMPANY DIRECTORSHIPS/COMMITTEE APPOINTMENTS

Name	Other Public Company Directorships	Stock Exchange	Committee Appointments
Anderson	Gildan Activewear Inc.	TSX/NYSE	Audit (Chair), Human Resources
	Sun Life Financial Inc.	TSX/NYSE	Audit, Risk Review
	Nordion Inc. (formerly MDS Inc.)	TSX/NYSE	Chair of the Board
Baum	Computer Sciences Corporation	NYSE	Audit, Governance
Faithfull	AMEC plc Canadian Pacific Railway Limited	LSE TSX/NYSE

Senior Independent Director, Remuneration (Chair), Nominating, Compliance and Ethics, Audit
Corporate Governance and Nominating, Health Safety Security and Environment (Chair), Management Resources Compensation

	Canadian Natural Resources Limited	TSX/NYSE	Audit, Health, Safety and Environment
Giffin	Canadian Imperial Bank of Commerce	TSX/NYSE	Management Resources and Compensation
	Canadian National Railway Company	TSX/NYSE	Human Resources, Audit, Strategic Planning, Finance
	Canadian Natural Resources Limited	TSX/NYSE	Audit, Governance (Chair), Reserves
	Just Energy Group Inc.	TSX	Risk, Human Resources
Jespersen	Axia NetMedia Corporation	TSX	Audit, Compensation
	CanElson Drilling Inc.	TSX Venture	Reserve
	Rodinia Oil Corp.	TSX Venture	Audit, Corporate Governance and Compensation (Chair)
	Elson Energy Enterprises Ltd.	TSX Venture	None
	Orion Oil & Gas Corporation	TSX	Chair, Audit, Reserves
	Orvana Minerals Corp.	TSX	Chair
Kanovsky	ARC Energy Trust	TSX	Governance, Risk, Reserve
	Argosy Energy Inc.	TSX	None
	Bonavista Energy Trust	TSX	Audit, Reserve, Compensation
	Devon Energy Corporation	NYSE	Audit, Governance
	Pure Technologies Ltd.	TSX Venture	Audit, Compensation
Lackenbauer	NAL Oil & Gas Trust	TSX	Audit (Chair), Reserve and Corporate Governance
Maidment	TD Ameritrade Holding Corporation	Nasdaq	Audit, Risk
Piper	Bank of Montreal	TSX/NYSE	Human Resources and Management Compensation, Audit
	Shoppers Drug Mart	TSX	Human Resources
Snyder	Intact Financial Corporation	TSX	Audit and Risk, Conduct Review and Corporate Governance

MEETING ATTENDANCE

Directors are expected to attend all regularly scheduled meetings of the Board and its committees and to exercise best efforts to attend all special meetings of the Board and its committees.

	Board Meetings		Committee Meetings
Name	Regular Board Meetings(1)	Special Board Meetings(1)	Audit	Governance	Human Resources	Total Attendance
Anderson (Chair ARC)	7 of 7	2 of 3	7 of 7	-	-	16 of 17 (94%)
Baum(2)	7 of 7	2 of 3	3 of 3	-	6 of 6	18 of 19 (95%)
Faithfull (Chair HRC)	7 of 7	3 of 3	-	-	6 of 6	16 of 16 (100%)
Giffin (Chair GEC)	7 of 7	3 of 3	-	5 of 5	-	15 of 15 (100%)
Jespersen(2)	7 of 7	3 of 3	4 of 4	2 of 2	4 of 4	20 of 20 (100%)
Kanovsky(2)(3)	6 of 7	3 of 3	2 of 3	3 of 3	4 of 4	18 of 20 (90%)
Kaufman(4) (Chair Board)	7 of 7	3 of 3	7 of 7	5 of 5	6 of 6	28 of 28 (100%)
Lackenbauer	7 of 7	3 of 3	7 of 7	5 of 5	-	22 of 22 (100%)
Maidment(5)	5 of 5	1 of 2	4 of 4	3 of 3	-	13 of 14 (93%)
Piper	7 of 7	3 of 3	-	5 of 5	6 of 6	21 of 21 (100%)
Snyder(6)	7 of 7	3 of 3	-	-	-	10 of 10 (100%)
Total	74 of 75	29 of 32	34 of 35	28 of 28	32 of 32	197 of 202 (98%)

Notes:

(1)                  There were seven regularly scheduled Board meetings and three special Board meetings in 2010.

22	TransAlta Corporation 2011 Management Proxy Circular

(2)                      Mr. Baum was a member of the Audit and Risk Committee (the “ARC”) until April 29, 2010.  Mr. Jespersen was a member of the GEC until April 29, 2010 and was appointed to the ARC and Human Resources Committee (the “HRC”) on April 29, 2010.  Mr. Kanovsky was a member of the ARC until April 29, 2010 and was appointed to the GEC and HRC on April 29, 2010.

(3)                      Mr. Kanovsky missed one Board and one ARC meeting due to surgery.

(4)                      Mrs. Kaufman is an ex-officio member of each committee.

(5)                      Ms. Maidment was elected to the Board on April 29, 2010 and was appointed to the ARC and GEC at that time.

(6)                      Mr. Snyder is not a member of any committee of the Board.

BOARD DIRECTOR ASSESSMENT

Annual Board Assessment by All Members of the Board

Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the GEC conducts one-on-one interviews with each director to evaluate the Chair’s performance, measured against the Chair’s position description.  The Chair of the GEC summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.  In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the GEC’s recommendation to the Board with respect to the renewal of the Chair’s term.

Assessing the Board, Committee and Individual Director Performance

The performance of each individual director, Board committee and overall Board effectiveness is assessed annually.  The Chair meets annually with each director to obtain their views on the workings of the Board, Board committees, individual director performance, contributions of individual directors, and Board-management relationship.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for their completion and are used as a guide for discussion in these meetings.  The questionnaires address specific topics and questions for discussion, including, among others, an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contribution of each director.  The

Board and committee questionnaires are forwarded to each director.  Upon completion, the questionnaires are returned to the Vice-President and Corporate Secretary, who then prepares a summary report for the Board Chair, the Chair of the GEC and the Chair of each individual committee.  The GEC reviews the summary report in committee and then with the Board and makes recommendations for change if required.

The Chair of the Board utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  The Chair also provides individual feedback to directors on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  Further, the Chair provides suggestions to the CEO to be communicated to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

BOARD TENURE

The following table indicates the number of years the nominees for election as director have dedicated to the Company’s Board.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of these nominees as directors.

TransAlta Corporation 2011 Management Proxy Circular	23

REPORT ON DIRECTOR COMPENSATION

TransAlta’s compensation practices for directors are designed to reflect the size and complexity of the industry and to reinforce the emphasis that the Company places on aligning directors’ compensation with the interests of shareholders.  The market competitiveness of directors’ compensation is reviewed annually by the GEC against companies of similar size and scope in Canada.  The companies reviewed are those in the power or energy business and form part of the Comparator Group (as defined later in this Proxy Circular) against which TransAlta competes directly for executive talent.

For their service on the Board, TransAlta’s directors receive a compensation package consisting of an annual retainer, meeting fees and equity based compensation in the form of shares or deferred share units (“DSUs”).  The Company’s total compensation philosophy targets total compensation between the 50th and 60th percentile of the Comparator Group.  This is intended to attract and retain qualified talent to serve on the Board.

For the financial year ended December 31, 2010, each non-management director was eligible to receive the following compensation:

Director Annual Retainer Fee	Directors receive 3,200 common shares or DSUs (see below) and $45,000 payable in cash, common shares or DSUs.
Board Chair Annual Retainer Fee	$190,000, plus the Director Annual Retainer Fee.
Committee Chair Annual Retainer Fee	$25,000 per year for the Chair of the ARC and $15,000 per year for the Chair of the HRC and GEC.
Board and Committee Meeting Fee	$1,500 per meeting attended in person or by phone.

TransAlta also pays a travel day fee of $1,500 for directors who travel more than 1,000 kilometres round trip for a meeting and $3,000 for directors who travel more than 7,500 kilometres round trip for a meeting.  Directors are reimbursed for all out of pocket expenses incurred for attending meetings.  Directors do not participate in the Company’s pension plans or any other compensation plans which are applicable to senior management, nor do they receive any other forms of benefits.

DEFERRED SHARE UNITS

Each DSU is a bookkeeping entry which is equivalent to the value of one common share of the Company.  It is managed on the basis of a bookkeeping entry as the value of the DSU account is not paid until such time as the director leaves the Board.  As a result, each director maintains an ongoing equity stake in the Company throughout their period of Board service.

DSUs are allocated to each director’s account in accordance with the terms of the Directors Deferred Share Unit Plan, which provides that units will be allocated on the basis of the closing price of a TransAlta common share on the TSX on the 15th day of the last month of each compensation quarter, being the months of March, June, September and December.  The DSU account of each director is also credited with units equivalent to cash dividends paid on common shares.

Upon retirement from the Board, the director will receive a cash amount equal to the number of DSUs held by such director in his/her account calculated on the basis of the market value of a TransAlta common share at the time the amount is payable, less applicable taxes.  At December 31, 2010, the accrual in respect of DSUs currently outstanding to directors was $4,390,548.44, based on the closing price of a TransAlta common share on December 31, 2010 of $21.15.

DIRECTORS’ SHAREHOLDING REQUIREMENTS

The Board believes that directors’ compensation should align with shareholders’ interests.  As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (purchased on the open market) or in DSUs, as described above.  Each director is required to acquire and hold a minimum value of three times the director’s annual retainer fee within three years of joining the Board and new directors are required to acquire and hold the equivalent of their annual retainer within one year of joining the Board.

24	TransAlta Corporation 2011 Management Proxy Circular

Shareholdings of Directors at December 31, 2010

Director and Year Appointed	Year	Total Shares and DSUs(1)	Change Year Over Year	Value(2)	Multiple of Requirement	Equity at risk Multiple of 2010 Annual Retainer	Ownership Requirement Met
W.D. Anderson – 2003	2010	35,906	4,562	$759,411.90	2.5x	6.7	Yes
	2009	31,344		$735,957.12
S.L. Baum – 2008	2010	9,134	3,575	$193,184.10	0.63x	1.7	Yes(3)
	2009	5,559		$130,525.32
T.W. Faithfull – 2003	2010	36,232	6,845	$766,306.80	2.49x	6.8	Yes
	2009	29,387		$690,006.76
G.D. Giffin – 2002	2010	27,873	3,913	$589,513.95	1.9x	5.2	Yes
	2009	23,960		$562,580.80
C.K. Jespersen – 2004	2010	30,079	110	$636,170.85	2.1x	5.6	Yes
	2009	29,969		$703,672.12
M.M. Kanovsky – 2004	2010	58,426	6,834	$1,235,709.90	4.0x	11.0	Yes
	2009	51,592		$1,211,380.16
D. S. Kaufman – 1989	2010	50,835	6,038	$1,075,160.25	3.5x	9.5	Yes
	2009	44,797		$1,051,833.56
G.S. Lackenbauer – 2005	2010	24,176	6,348	$511,322.40	1.7x	4.5	Yes
	2009	17,828		$418,601.44
K.E. Maidment – 2010	2010	5,562	5,562	$117,636.30	0.38x	1.0	Yes(4)
	2009	0		$0
M.C. Piper – 2006	2010	21,071	6,185	$445,651.65	1.5x	4.0	Yes
	2009	14,886		$349,523.28
S.G. Snyder – 1996 (5)	2010	403,921	4,321	$8,542,929.15	N/A	N/A	Yes
	2009	399,600		$9,382,608.00
TOTAL	2010	703,215	54,293	$14,872,997.25
	2009	648,922		$15,236,688.56

Notes:

(1)                  Includes units credited in lieu of reinvested dividends.  See “Report on Director Compensation – Deferred Share Units” for further information on the DSU plan.

(2)                  The 2009 value is based on the closing price of a TransAlta common share as of December 31, 2009 of $23.48 and the 2010 value is based on the closing price of a TransAlta common share as of December 31, 2010 of $21.15.

(3)                  Mr. Baum was appointed to the Board on July 22, 2008 and has until December 31, 2011 to meet the three year requirement.  He is on track.

(4)                  Ms. Maidment was appointed to the Board on April 29, 2010 and has until December 31, 2013 to meet the three year requirement.  She has met the one year requirement.

(5)                  Mr. Snyder’s shareholdings are as at December 31, 2010.  Mr. Snyder’s share ownership requirements meet the requirements of the Executive share ownership plan requiring that he owns and holds four times his base salary.

SHARE-BASED AWARDS

For information relating to share-based awards and the value vested during the year, see column (c) in the table below “Summary of Directors’ Compensation for the Fiscal Year 2010”.

TransAlta Corporation 2011 Management Proxy Circular	25

Summary of Directors’ Compensation for the Fiscal Year 2010

	Fees Earned ($)(b)				Share based awards ($) (c)(6)	All other compensation ($) (g)(7)	Total ($) (h)	Percentage of Total Remuneration in DSUs (%)
Name (a)	Board Retainer Fee	Board Meeting Fee	Committee Meeting Fees	Chair Fee	[Based on grant date fair value of the award]
W.D. Anderson (1)	$45,000			ARC	(3,200 DSUs)
	Cash	$13,500	$10,500	$25,000	$70,280	$9,000	$173,280	41%
S.L. Baum	$45,000				(3,200 DSUs)
	Cash	$13,500	$13,500		$70,280	$9,000	$151,280	47%
S.J. Bright	$15,000				(1,067 DSUs)
(retired April 29, 2010)	Cash	$6,000	$3,000		$23,967	$6,000	$53,967	44%
T.W. Faithfull(2)	$45,000			HRC	(3,200 DSUs)
	DSUs	$15,000	$9,000	$15,000	$70,280	$12,000	$166,280	69%
G.D. Giffin (3)	$45,000			GEC	(3,200 DSUs)
	Cash	$15,000	$7,500	$15,000	$70,280	$13,500	$166,280	42%
C.K. Jespersen	$45,000				(3,200 DSUs)
	Cash	$15,000	$15,000		$70,280	$1,500	$146,780	48%
M.M. Kanovsky	$45,000				(3,200 DSUs)
	DSUs	$13,500	$13,500		$70,280	$0	$142,280	81%
D. S. Kaufman (4)	$45,000			BOARD	(3,200 Shares)
	Shares	$15,000	$0	$190,000	$70,160	$9,000	$329,160	0%
G.S. Lackenbauer	$45,000				(3,200 DSUs)
	DSUs	$15,000	$18,000		$70,280	$3,000	$151,280	76%
K.E. Maidment	$30,000				(2,133 DSUs)
	DSUs	$9,000	$10,500		$46,141	$7,500	$103,141	74%
M.C. Piper	$45,000				(3,200 DSUs)
	DSUs	$15,000	$16,500		$70,280	$6,000	$152,780	76%
S.G. Snyder (5)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	$450,000	$145,500	$117,000	$245,000	$702,508	$76,500	$1,736,508

Notes:

(1)           Mr. Anderson is Chair of the ARC.

(2)           Mr. Faithfull is Chair of the HRC.

(3)           Mr. Giffin is Chair of the GEC.

(4)           Mrs. Kaufman is Chair of the Board.

(5)           Mr. Snyder is President and Chief Executive Officer of the Company and does not receive any Director compensation.  His compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEO”).

(6)           Share price under this column is, with respect to DSUs, based on the closing price of a TransAlta common share on the date the shares were allocated to each director’s account for compensation and dividends as follows:  January 1, 2010 of $23.36, March 15, 2010 of $22.99, April 1, 2010 of $22.68, June 15, 2010 of $21.55, July 1, 2010 of $19.74, September 15, 2010 of $21.83, October 1, 2010 of $21.96, and December 15, 2010 of $21.48.  Share price, with respect to shares purchased, is based on the actual purchase price of a TransAlta common share on the date of purchase in the open market by a third party agent as follows:  March 15, 2010 of $22.74, June 15, 2010 of $21.50, September 15, 2010 of $21.94 and December 15, 2010 of $21.52.

(7)           This column includes travel fees paid to each director.  TransAlta pays a travel day fee of $1,500 for directors who travel more than 1,000 kilometres round trip for a meeting and $3,000 for directors who travel more than 7,500 kilometres round trip for a meeting.

26	TransAlta Corporation 2011 Management Proxy Circular

REPORT OF AUDIT AND RISK COMMITTEE, COMMITTEE RESPONSIBILITIES AND APPOINTMENT OF AUDITORS

All Audit and Risk Committee members are independent and financially literate.  Mr. Anderson, Mr. Lackenbauer and Ms. Maidment have each been named an “Audit Committee Financial Expert” as that term is defined under US securities laws.  The members of the committee also have experience in accounting, government relations, finance and law.

The ARC is comprised of independent directors in accordance with National Instrument 52-110 “Audit Committees”, applicable rules of the SEC and the corporate governance rules of the NYSE.  The members are William D. Anderson (Chair), C. Kent Jespersen, Gordon S. Lackenbauer, Karen E. Maidment and Donna S. Kaufman (ex-officio member).

William D. Anderson (Chair)	C. Kent Jespersen	Gordon S. Lackenbauer	Karen E. Maidment	Donna S. Kaufman

COMMITTEE RESPONSIBILITIES

The ARC assists the Board in its oversight role with respect to the integrity of the Company’s financial reporting process, the Company’s systems of internal accounting and financial controls, the risk identification and assessments conducted by management and the programs/policies established in response to the risks, the internal audit function, the external auditors’ qualifications, independence, performance and reports.  The ARC also reviews the Company’s compliance with the Company’s Disclosure of Information policy and the Company’s policy with respect to hiring of employees of the external auditors.

In fulfilling its mandate in 2010, the ARC:

Financial Reporting:

•	reviewed and approved the ARC portion of the 2011 Proxy Circular;
•

reviewed with management and the external auditors, the quarterly and annual consolidated financial statements, notes thereto, related management discussion and analysis (“MD&A”) and US GAAP note and approved or recommended to the Board, in the case of the annual statements, their release to the public. This review included a discussion with management and the external auditors with respect to matters required to be disclosed under generally accepted accounting principles, matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditors’ independence;

•

reviewed and discussed with management, internal audit and external auditors, the Company’s systems of internal controls over financial reporting, including any significant deficiencies and the means of addressing those deficiencies;

•	received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls;
•

reviewed and received regular updates from management with respect to the implementation of IFRS, new accounting policies and discussed with management and the external auditors their impact on the Company, if any; and

•

reviewed the Company’s Annual Information Form and this Proxy Circular and made recommendations to the Board with respect to the independence of the ARC members and the individuals to be designated as an “audit committee financial expert” as provided under US securities laws.

TransAlta Corporation 2011 Management Proxy Circular	27

The CEO and CFO of the Company have certified the annual and interim consolidated financial statements and related MD&A included in the annual and interim filings, as required by Sarbanes-Oxley and Canadian securities regulators.

Financing

•	reviewed the Company’s financing plan and recommended it to the Board for approval; and
•

reviewed and recommended to the Board the approval of the Company’s bond offering in the United States, the renewal of the US shelf prospectus, the offering of First Preferred Shares and the renewal of the Company’s credit facilities.

Risk Management, Regulatory Compliance and Other

•	received quarterly updates on the Company’s risk management assessment process based on the Company’s Enterprise Risk Management framework;
•	received detailed reports and analysis on various Company risks, residual risks and programs/policies put in place to mitigate or address such risks;
•	together with the GEC, reviewed the Company’s insurance programs and coverage vis à vis its risk profile;
•

reviewed the processes relating to the assessment of potential fraud, programs, policies and controls to mitigate the risk of fraud and the processes put in place for monitoring such risk within targeted areas;

•	reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses;
•	reviewed the Company’s policies with respect to financial and commodity exposure management and the determination of VaR (“Value at Risk”);
•	received quarterly updates on the Company’s financial and commodity exposure management activities;
•	received quarterly updates with respect to legal and regulatory compliance matters which may have a material impact on the Company’s financial statements; and
•	reviewed the financial performance of the Company’s pension plans.

External Auditors

•	reviewed the performance and qualifications of the external auditors and recommended to the Board their reappointment for shareholder approval;
•	reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationship with the Company, and determined they were independent;
•

obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and determined that no such matters existed which could impact their ability to act as independent external auditors;

•	approved the fees payable to the external auditors;
•	reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;
•

reviewed and approved non-prohibited services to be provided by the external auditors and approved a modification to the Company’s policy providing that the Chief Financial Officer and the Vice-President Controller and Treasurer may approve de minimus non-audit non-prohibited services, (no more than 5% of total fees paid to the external auditors, provided that such fees do not, in the aggregate, exceed $125,000) and as long as such are reported to the ARC at its next scheduled meeting; and

•

met privately with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in person audit committee meeting and at each regularly scheduled executive session.

Internal Auditors

•	reviewed the mandate, independence, qualifications and resources of the internal audit department;
•	reviewed and approved the annual work plan and three year plan of the internal audit department;
•	received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;
•	reviewed and discussed with the Vice-President, Internal Audit and Risk any complaints received from the Company’s Help Line to ensure that all matters were investigated and addressed as required; and
•

met privately with the Vice-President, Internal Audit and Risk in order to address processes, management support in the fulfillment of the department’s responsibilities, and to address any other matters that may arise.

The ARC met regularly with External Auditors, the Vice-President, Internal Audit and Risk, the CEO, CFO, the Vice-

28	TransAlta Corporation 2011 Management Proxy Circular

President, Controller and Treasurer, the Chief Legal Officer and other members of management, as required.  The ARC also met with the External Auditors without any members of management present and with the Vice-President, Internal Audit and Risk without other members of management present.  The ARC met in camera, without management present, at the conclusion of each in person meeting.

The ARC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2010.  The Charter of the ARC is available on TransAlta’s website at www.transalta.com or at www.sedar.com as an Appendix to the Company’s Annual Information Form.

Signed,

William D. Anderson

C. Kent Jespersen

Gordon S. Lackenbauer

Karen E. Maidment

Donna S. Kaufman (ex-officio)

APPOINTMENT OF AUDITORS

The ARC and the Board recommend that Ernst & Young LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders at remuneration to be fixed by the Board.

FEES PAID TO ERNST & YOUNG LLP

For the years ended December 31, 2010 and December 31, 2009, Ernst & Young LLP and its affiliates were paid $3,499,254 and $3,562,032, respectively, as detailed below:

Ernst & Young LLP

Year Ended December 31	2010	2009

Audit Fees	$ 2,737,081	$ 2,679,080
Audit-related fees	729,873	824,631
Tax fees	32,300	58,321
Total	$ 3,499,254	$ 3,562,032

No other audit firms provided audit services in 2010 or 2009.  The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of the Company’s financial statements and other documents.  Total audit fees for 2010 include payments related to 2009 in the amount of $969,568.  Total audit fees for 2009 include payments related to 2008 in the amount of $1,212,080.

Audit-Related Fees

The audit-related fees in 2010 were primarily for work performed by Ernst & Young LLP in relation to the implementation of International Financial Reporting Standards (“IFRS”), other audits, public equity and debt offerings, and miscellaneous accounting advice provided to the Company.  The audit-related fees in 2009 were primarily for work performed by Ernst & Young LLP in relation to the implementation of International Financial Reporting Standards, public equity and debt offerings and miscellaneous accounting advice provided to the Corporation.

Tax Fees

The majority of tax fees for each of 2009 and 2010 relate to various tax related matters in our foreign operations.

TransAlta Corporation 2011 Management Proxy Circular	29

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditor’s independence.  In May 2002, the ARC adopted a policy (the “Policy”) that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act.  The Policy also provides that the Chair of the ARC may approve permissible non-

audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting.  In 2009 the ARC granted management the authority to approve de minimus permissible non-audit services (which are in the aggregate the lesser of 5 per cent of the total fees paid to the external auditors or $125,000) provided such services are reported to the ARC at its next scheduled meeting.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote to reappoint Ernst & Young LLP as auditors of the Company.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The underlying principle for executive pay at TransAlta is to “pay-for-performance” which drives the business.  Our plans are also designed to attract and retain excellent employees and executives.  A detailed discussion of our executive compensation programs follows in our Report of the Human Resources Committee and Compensation Discussion and Analysis.  You will note that the emphasis of our compensation programs is to link executive compensation to pay for performance by linking it to the achievement of the Company’s strategic objectives, which include both short and long-term goals.

The Board, through its Human Resources Committee, has fully directed and formally reviewed the contents of the Compensation Discussion and Analysis provided in this Proxy Circular and has unanimously approved it as part of its report to you.

As our shareholder, on an advisory basis, you have the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2011 annual meeting of the shareholders of the Company.

Since your vote is advisory, it will not be binding on the Board, however, the Board and, in particular, the Human Resources Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the advisory resolution on executive compensation.

30	TransAlta Corporation 2011 Management Proxy Circular

TO OUR FELLOW SHAREHOLDERS

Following a long tradition of being at the forefront of good governance practice, we believe that it is important to provide you, our shareholders, with clear and fulsome information on executive compensation.

In addition to the detailed descriptions contained in the Compensation Discussion and Analysis that follows, we want to summarize the guiding principles behind our approach to executive compensation,   and the process by which the Board makes these decisions.

We also want our shareholders to know that while last year’s votes on the amendments to our performance share ownership plan and our employee stock option plan were supported, we have carefully considered the concerns of those who voted against the amendments. We want to assure you that your Board retains its commitment to continue its practice not to participate in these plans, as they are, and have always been, designed as employee compensation plans. In addition, options within the plans have not been re-priced to date, and would not be re-priced in the future without a shareholder vote. Additionally, from the inception of the performance share ownership plan in 1997, senior management has not participated in the employee stock option plan.

Your Board is providing you with an annual advisory vote on “say-on-pay”, commencing with this year’s annual meeting of shareholders. This will give you a direct means of expressing your views on TransAlta’s approach to executive compensation in addition to our existing shareholder communication mechanism.  The language of the “say-on-pay” resolution is provided on page 30 of this report.

Guiding Principles

1.	A clear, well defined link between executive compensation and the key objectives of the Company

TransAlta’s strategy is to provide shareholders with an acceptable and sustainable return on investment within a low to moderate risk profile. In a capital intensive, long cycle business, our goals require that we operate our assets efficiently and cost-effectively, optimize our overall asset portfolio, and deploy capital wisely over the medium and long term. We strive to align executive pay to performance against these goals, and over time, through a mix of short, medium and long term incentive programs.

2.	An emphasis on performance based compensation, with the majority of executive pay “at risk”

Executive compensation at TransAlta follows a “pay for performance” principle by which pay is linked to corporate performance. The majority of an executive’s compensation is based on performance against specific, quantifiable goals that all contribute to the creation of shareholder value. Short term and long term incentives are entirely based on performance to these goals. By example, 75% of the CEO’s compensation, 72% of the COO’s compensation, and 64% of compensation for all other senior executives is at risk and subject to the company’s performance against a set of short, medium and long term business goals.

3.	Compensation is focused on the key measures of Corporate performance

TransAlta’s incentive plans are designed to drive the performance of all key business measures in the medium and long-term. These measures include: earnings, cash flow, plant availability and safety performance, capital expenditures, return on capital employed and total shareholder return. Target ranges are set for each incentive plan to balance the achievement of appropriate performance levels with the incentive value to the participants.

4.	Executives are substantial share owners, and are fully aligned with the interests of shareholders

We have established share ownership requirements for all senior executives. The CEO is required to own shares equal to four times annual base salary; all other senior executives are required to own shares equal to two times annual base salary, and to retain that level of ownership while they are employed at the Company, and for a period of six months after their employment at TransAlta has ended. Additionally, the Performance Share Ownership Plan (“PSOP”) is based on relative total shareholder return compared to the approved comparator group of Companies we use for compensation benchmarking purposes.

5.	Compensation enables TransAlta to attract and retain excellent Executives, but has appropriate limits to avoid excessive risk-taking or payments

Compensation levels for our executives are based on median levels of compensation paid to Executives in a comparator group of companies, and additionally take into account individual responsibilities (and performance). Executives have the opportunity to earn a median level of total compensation when the Company’s goals are achieved, and to earn more if they are exceeded.

TransAlta Corporation 2011 Management Proxy Circular	31

All incentive plans have a “ceiling” of two times target, in order to limit the absolute level of compensation that can be earned. Additionally, overall company policies and procedures together with the balance of measures used within the incentive pay plans is designed to ensure that no significant “gain” can be achieved from taking risks. Finally, as of 2010, we have introduced clawback and have enhanced our anti-hedging policies in order to further mitigate the potential for executives to take excessive risks.

Decision Making Processes

The Human Resources Committee is comprised of independent directors and is responsible for administering and reviewing the company’s executive compensation programs. The Committee reports to the Board, which has developed comprehensive and robust processes for establishing its executive compensation program, overseeing its administration, and for making executive compensation decisions.

As part of its process, the Committee utilizes the services of an independent compensation advisor and conducts extensive compensation benchmarking for each executive. We are confident that TransAlta’s executive compensation program enables us to attract and retain market-leading executive talent and align pay to performance without encouraging excessive risk-taking.

While we have consistently considered risk as part of our deliberations on compensation, in 2009 we introduced a specific risk management process to explicitly examine and ensure effective mitigation measures were in place related to compensation plans. In 2010, we have enhanced our approach by building compensation risk into our Enterprise Risk Management process.

Our emphasis when setting targets for incentive plans is to choose clearly defined and quantifiable measures. However, we recognize the important and necessary role of the Board to exercise its discretion when making compensation decisions. To assist us with this, we utilize a well-defined process that contains specific criteria to guide us in exercising our discretion. Each such decision made is disclosed within the CD&A, and reconciled to the numbers in our Management Disclosure and Analysis.

In closing, we know that compensation is an area of considerable focus for shareholders. Your Board devotes significant time and effort to ensure that the overall compensation of our Executives effectively represents the results of the Company’s performance, is aligned with your interests, and is competitive compared to the organizations with which we compete for talent. We are committed to staying current with emerging trends in this area, and welcome your feedback, utilizing the communication mechanisms outlined in this Management Proxy Circular.

Sincerely,

Timothy W. Faithfull Chair of the Human Resources Committee	Donna Soble Kaufman Chair of the Board

32	TransAlta Corporation 2011 Management Proxy Circular

REPORT OF THE HUMAN RESOURCES COMMITTEE AND COMPENSATION DISCUSSION AND ANALYSIS

All members of the Human Resources Committee are independent. Each member brings to the committee experience and knowledge relevant to the committee’s responsibilities and accountabilities, including experience in human resources, government relations, corporate governance, law, industry experience, finance and business judgment.

The Human Resources Committee is comprised of six independent directors.  The members are Timothy W. Faithfull (Chair), Stephen L. Baum, C. Kent Jespersen, Michael M. Kanovsky, Martha C. Piper and Donna S. Kaufman (ex-officio member)

Timothy W. Faithfull (Chair)	Stephen L. Baum	C. Kent Jespersen	Michael M. Kanovsky	Martha C. Piper	Donna S. Kaufman

Mr. Jespersen is also a member of the Audit and Risk Committee. Mr. Kanovsky and Ms. Piper are also members of the Governance and Environment Committee. As Board Chair, Mrs. Kaufman is an ex-officio member of all committees.

HRC Members have expertise in, among other areas, human resources, law, business management, public administration and finance. The Board believes that the members of the HRC have the knowledge and experience to effectively perform their responsibilities.

The Board has determined that each of the directors who served as a member of the HRC during the year ended 2010 is independent according to the independence standards provided under Canadian and United States securities laws, rules or regulations.

INTRODUCTION

This Compensation Discussion and Analysis provides a summary description and explanation of senior executive pay at TransAlta and describes the processes and policies the HRC and Board use to determine compensation for executives.

The HRC reports to the Board and has clearly defined compensation responsibilities.

Its mandate is to:

•	Set the Company’s overall compensation strategy (the “Compensation Strategy”) for approval of the Board;
•	Recommend to the Board the design and application of all elements of compensation;
•	Ensure that compensation awards are implemented within the design and intent of the Compensation Strategy and;
•	Review and approve key compensation and human resources policies.

The HRC makes recommendations to the Board regarding the compensation of the CEO and the Executives who report directly to the CEO; the Board makes decisions based on these recommendations. The HRC makes decisions on the compensation of other officers, senior managers and employees of the Company.

The HRC is also responsible for providing shareholders with this report and for outlining to shareholders the decisions we have made with respect to executive compensation.

TransAlta Corporation 2011 Management Proxy Circular	33

As described in the preceding letter to shareholders, TransAlta’s approach to executive compensation is designed to create a strong link between senior executive pay, performance and the execution of the Company’s strategy.

The Board has invested significant time, effort and rigor over many years to establish compensation processes and practices that create a well defined link between executive compensation and the key goals of the company and provide pay for performance.

We are committed to providing clear and transparent communication of our Compensation Strategy, governing process and framework to shareholders.  Our disclosure is organized as follows:

A.	Compensation Strategy	Pages 34 - 37

B.	Governance Process and the Role of the HRC	Pages 37 - 39

C.	Components of Compensation	Pages 39 - 43

D.	Performance Analysis	Pages 43 - 51

E.	2010 Summary Compensation Table	Pages 52 - 53

F.	Other Required Disclosure	Pages 53 - 59

A.            COMPENSATION STRATEGY

QUICK FACTS

To provide a comprehensive compensation program that:

•	Aligns executive compensation with the Company’s business strategy;

•	Drives and rewards short, medium and long-term performance

•	Drives long-term shareholder value creation;

•	Is competitive in the market in which the Company competes for talent; and

•	Includes safeguards to mitigate compensation risks.

Alignment of executive compensation with business strategy; driving and rewarding short, medium and long-term performance

As a wholesale power generator and marketer of electricity, TransAlta’s business model is based on the capital intensive, long-cycle nature of the industry.  The Company’s performance goals span the short, medium and long-term. We strive to align executive pay to performance against these objectives and over time through a mix of short, medium and long term incentive programs.

•     In the short term, our goal is to operate the existing asset base efficiently and cost effectively.  To drive performance in these areas our Annual Incentive Compensation Plan (“AIC”) rewards profitability, cash flow, achievement of key operating metrics, including environmental and safety goals, and short-term strategic initiatives.

•      In the medium term, our goal is to optimize the returns from the existing asset base. This includes portfolio optimization and rationalization to deal with under-performing or non-core assets, as well as effectively managing capital deployment both on existing assets and on asset growth. To drive performance of these medium-term goals our Medium Term Incentive Plan (“MTI”)  rewards return on capital employed and earnings growth. Results are assessed on the basis of sustained performance over a three-year period of time.

•      In the long-term TransAlta’s goal is to achieve an acceptable and sustainable level of shareholder return. Our long-term value creation strategy focuses on balancing our portfolio of assets, driving the base, repositioning coal and optimizing long-term contracts. The Company’s PSOP rewards shareholder value creation by assessing results in direct alignment with shareholder returns over a period of five years.

Further details of the incentive plans, their purpose and objectives are provided in this Proxy Circular under “Components of Executive Compensation” on page 39.

34	TransAlta Corporation 2011 Management Proxy Circular

To further ensure that our Compensation Strategy serves to drive performance, a significant portion of compensation is at risk.  Overall the distribution of our Executives’ compensation is as follows:

Type of Compensation	CEO	COO	Other Executives
Compensation based on combination of Company, team and individual performance (pay “at risk”)	75%	72%	64%
Equity compensation	43%	38%	36%
Cash compensation (1 – 3 years)	57%	63%	64%

The Compensation Strategy employed for the CEO and COO is the same as for all other Executives, but is impacted by different levels of annual, medium and long-term incentive opportunities, reflecting normal marketplace differentials between the CEO, COO and other Executives.

Driving long-term shareholder value creation

TransAlta’s Share Ownership Policy is an additional measure that serves to align the long-term interests of shareholders and the CEO and executives. The Policy states that:

•     The Executives are required to own shares in TransAlta equal to two times base pay, and are required to hold these shares while they are employed by the Company.

•      The CEO is required to own shares equal to four times base salary and to hold such shares while employed as CEO of the Company.

The policy permits the CEO and each Executive to build the required level of ownership over five years.

As at December 31, 2010, share ownership for the CEO and Executives was as follows:

Name and Principal Position	Number of Shares Required (1)	Number of Shares Owned (2)	Multiple of Base Pay	Compliance to Policy	Percentage of Total Target Compensation	Total Value of Shares Owned (5)

S.G Snyder President & Chief Executive Officer	184,397	403,921	8.8x	Yes	220%	$8,542,930
B. Gellner (3) Chief Financial Officer	37,825	12,500	0.8x	On track	28%	$264,375
D.L. Farrell (4) Chief Operating Officer	66,194	34,342	1.1x	On Track	30%	$726,333
K.S. Stickland Chief Legal Officer	42,553	75,817	3.6x	Yes	130%	$1,603,530
M. Williams Chief Administration Officer	33,097	47,166	2.9x	Yes	104%	$997,561

Notes:

(1)   Based on each Executive’s Base Pay and the closing price of the common shares of the Company on the TSX Composite Index on December 31, 2010 of $21.15.

(2)   Share ownership as at December 31, 2010.

(3)   Mr. Gellner joined the Company on August 11, 2008 as Vice-President, Commercial Operations, and was promoted to CFO on June 18, 2010. Mr. Gellner purchased 14,500 common shares on March 7, 2011 for a total number of shares owned of 27,000.

(4)   Ms. Farrell was appointed to the position of Chief Operating Officer in May, 2009.

(5)   Based on the closing price of the common shares of the Company on the TSX Composite Index on December 31, 2010 of $21.15.

Industry Benchmarking: Ensuring competitive compensation at TransAlta

As previously discussed, the primary objective of TransAlta’s Compensation Strategy is to align pay with performance. However, in order to attract, retain and motivate strong leaders the Company also strives to be competitive in the market in which it competes for talent.

Competitiveness is determined from data collected by independent consulting firms, using a cross section of comparable Canadian and U.S. companies (the “Comparator Group”) with which TransAlta competes for executive talent.  The Comparator Group is comprised of companies which are all in the power or energy business and have long-cycle, capital intensive business segments. The composition of the Comparator Group also takes account of the fact that TransAlta’s business model is not directly comparable with

TransAlta Corporation 2011 Management Proxy Circular	35

traditional utility companies, that the geographic and strategic focus of the business rests in both Canada and the US, and that the Company’s headquarters are in a city dominated by energy companies. Selecting a balance of Companies that reflect these matters is therefore seen to be key to ensuring the competitiveness of the Company’s Compensation Strategy.  The HRC believes that this Comparator Group, as opposed to the more generic Canadian utilities indices, such as those included in the GICS Code 5510, is a more appropriate comparison for competitive compensation purposes.

The HRC reviews the Comparator Group annually to determine its appropriateness and applicability. The following table provides the list of companies included in the Comparator Group used for the purposes of reviewing 2010 compensation at TransAlta.

Canadian Based Companies	U.S. Based Companies
ATCO Ltd.	AES Corporation
Capital Power	Alliant Energy Corporation
Emera Inc.	Ameren Corporation
Enbridge Inc.	Calpine Corporation
Energy Savings Income Fund	Dynegy Inc.
Fortis Inc.	Entergy Corporation
Gaz Métro Limited Partnership	Great Plains Energy Inc.
Husky Energy Inc.	Mirant Corporation
Imperial Oil Ltd.	NRG Energy, Inc.
Teck Cominco Ltd.	Pinnacle West Capital Corporation
TransCanada Corporation	Spectra Energy Corp.
Wisconsin Energy Corporation

The HRC reviews the raw compensation data from the Comparator Group at the 25th, 50th and 75th percentiles for each Executive position, adjusted to account for size both on an absolute basis and in relation to TransAlta. By doing so, the HRC is able to determine the competitiveness of base pay, incentive plan designs and levels, and overall compensation levels relative to its Compensation Strategy.

While total compensation is designed firstly to recognize performance in achieving the Company’s Compensation Strategy, the Company’s objective is to pay at the 50th percentile of the Comparator Group when goals are achieved.

Opportunities to achieve higher levels of pay, if the individual Executive and the Company exceed their goals, are also available.

Safeguards to mitigate compensation risks

The Board believes that the executive compensation program of the Company should not raise its risk profile.  Accordingly, the Company’s compensation programs include safeguards designed to mitigate compensation risks. The following measures impose appropriate limits to avoid excessive or inappropriate risk-taking or payments:

•     Payments are capped to provide upper payout boundaries;

•     Milestones achieved must also be maintained over a period of time prior to being paid or awarded. This is achieved through vesting provisions built into the Company’s medium and long term incentive plans

•      An annual review of the  Company’s medium and long term incentive plans and corresponding  targets and milestones to ensure continued relevance and applicability;

•      A clawback policy, which applies to all variable compensation plans.  The policy provides that:

“The Board may seek reimbursement for compensation awarded to an Executive in situations where (a) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of TransAlta’s financial statements filed with any securities regulatory authorities, (b) the Executive engaged in gross negligence, intentional misconduct or fraud that caused, or partially caused the need for a restatement, and (c) the incentive compensation would have been lower had the financial results been properly reported.”

•      An anti-hedging policy which, in addition to the Company’s insider trading policy, ensures that Executives cannot participate in speculative activity related to the Company’s equity. The policy states:

“Insiders are prohibited by legislation from knowingly directly or indirectly, short selling securities of TransAlta or any of its affiliates where they do not own the underlying security; or directly or indirectly selling a call or buying a put on securities of TransAlta or any of its affiliates: or to engage in any securities monetization transaction and other hedging procedure designed to reduce or offset a decrease in the market value of the equity securities held by the insider, either directly or indirectly.”

36	TransAlta Corporation 2011 Management Proxy Circular

Annual Compensation Risk Review Process

The HRC introduced, commencing in 2009, an annual compensation risk review as part of its Compensation Strategy.  The focus of this review is to ensure that the safeguards in place are adequate and robust at addressing and mitigating compensation related risks.

In 2010 the HRC concluded that the Company had put in place sufficient safeguards to mitigate its risks and that the compensation programs at TransAlta did not encourage excessive risk taking. The conclusion was based on a consideration of the Company’s pay philosophy and governance; pay mix and balance; incentives and performance measures, stock-based incentives and ownership, the mix and balance of these various measures, the limits to its variable compensation plans.

The HRC believes that the risk review process is an effective vehicle for examining compensation risk and mitigation strategies. Further, the process is designed to evolve over time to reflect developments and best practices in risk governance.

B.    GOVERNANCE PROCESS AND ROLE OF HRC

In setting the Compensation Strategy, and in designing and applying all elements of compensation, the HRC receives recommendations from management, input from its independent advisors, and benchmarks against the median of companies in the Comparator Group. The overall process is carried out as illustrated in the following diagram:

Independent Advisors

Both management and the HRC retain the counsel of independent advisors.

Management Advisors

Management retained Towers Watson as a compensation consultant.  The mandate of Towers Watson was to collect and analyze market data for the CEO and Executives from the HRC approved Comparator Group, and to provide input on the overall design of total compensation.  Total fees paid to Towers Watson for these services in 2010 were $61,460.

Management also retained Aon Hewitt as a consultant to provide relative Total Shareholder Return calculations for determining awards under the Company’s PSOP. They also act as the Company’s Actuary and as a consultant on the Company’s pension plans.  Total fees paid to Aon Hewitt for these services in 2010 were $316,100.

HRC Advisors

In 2010, the HRC retained the services of Meridian Compensation Partners LLC (“Meridian”) to provide independent advice on the Corporation’s equity compensation plans, overall competitiveness of total compensation, and to assist with its on-going review of the

TransAlta Corporation 2011 Management Proxy Circular	37

Company’s Compensation Strategy. Total fees paid to Meridian in 2010 were $123,209.

The HRC also engages, as required, independent legal counsel at Bull, Houser & Tupper LLP (“BHT”).

The HRC confirms annually the independence of its advisors and reviews whether the work provided by these independent consultants raise any conflict of interests.  The HRC determined that neither Meridian nor BHT had any such conflicts in 2010 and also determined that they were independent.   Further, the HRC pre-approves all fees and terms of service for its independent consultants.

HRC REVIEW PROCESS

The HRC meets five times a year and, as outlined below, considers compensation in the context of the Company’s business processes, strategy and performance. Throughout the year, the HRC reviews progress against the goals of each incentive plan.  This review will be utilized to determine if adjustments are required based on any changes in business priorities. In addition, the HRC reviews and approves the Company’s executive management succession and development plans and consults with its advisors on tools and practices available for the conduct of these assessments.

•      At its July meeting, when the Board reviews the overall business strategy, the HRC reviews the Compensation Strategy to ensure that it continues to meet the needs of the business. The HRC also reviews the total compensation of the CEO and the Executives against market compensation data at this meeting, and recommends to the Board the approval of any changes to compensation levels.

•      At its October meeting, when the Board reviews the Company’s financial plans for the coming year and reviews the Company’s Enterprise Risk Management program, the HRC approves the overall salary budget for the year, the annual incentive plan design, and conducts a comprehensive review of compensation risk.

•     At its December meeting, when the Board approves the budget for the coming year, the HRC reviews and recommends approval of the CEO’s performance goals, as well as those of the Executives, for the coming year.

•      At its February meeting, when the Board reviews the Company’s performance for the previous year, the HRC reviews the individual performance of the CEO, receives and reviews the CEO’s evaluation of the performance of the Executives, and recommends approval of payout amounts for all incentive plans based on these evaluations.

•      At its April meeting, when the Board reviews the long-range forecast for the Company, the HRC reviews the long-term incentives in place to ensure that they reinforce the key priorities of the business.

Additionally, the HRC meets in camera, without management present, at the conclusion of each in person meeting.

In 2010, the HRC also:

•	evaluated the CEO’s performance against 2010 goals;
•	recommended to the Board approval of the CEO’s 2010/2011 goals;
•	reviewed Period 12 (January 1, 2008 to December 31, 2010) PSOP awards to employees below the senior officer level;
•	reviewed and approved Period 15 (January 1, 2011 to December 31, 2013) PSOP grants;
•	recommended to the Board approval of the 2010 to 2012 Medium Term Incentive Plan (“MTI”);
•	recommended to the Board approval of the CEO’s 2010 Annual Incentive Compensation Plan (“AIC”) and Period 12 PSOP award;
•	recommended to the Board approval of senior officers’ 2010 AIC and Period 12 PSOP awards;
•	reviewed and recommended to the Board the approval of the HRC portion, including the CD&A, of the 2011 Proxy Circular;
•	approved the 2010 to 2011 HRC work plan;
•	recommended to the Board approval of senior officer positions and job titles;
•	approved other officer and senior management positions and job titles;
•	recommended to the Board approval of the CEO role description;
•	reviewed and approved the Comparator Group for use in compensation determinations;
•	reviewed all elements of executive compensation for continued alignment with corporate and strategic goals;
•	reviewed all elements of compensation to ensure adequate risk mitigation exists;
•	approved the 2011 AIC targets;
•	approved 2011 Company salary planning guidelines;

38	TransAlta Corporation 2011 Management Proxy Circular

•                  reviewed and approved the succession plan for key management and senior executive positions; and

•                approved general revisions to the HRC’s Charter.

The HRC also reviewed its mandate and performance and is satisfied with the appropriateness of its mandate and that it met the terms of its Charter in 2010.  The Charter of the HRC is available on TransAlta’s website at www.transalta.com.

C. COMPONENTS OF EXECUTIVE COMPENSATION – OVERVIEW

The total compensation paid to the CEO and Executives includes two types of remuneration:

i)              Fixed compensation comprising base pay, benefit and perquisite accounts, and retirement benefits; and

ii)    Performance based at risk compensation, comprising a short term (bonus) annual incentive and two long-term incentive plans.

The fixed elements provide a competitive base of secure compensation necessary to attract and retain executive talent.  The elements of at risk compensation reward performance and are designed to balance decisions regarding short term gains with the longer term interests of the Company.

More detail on each element and its purpose within the total compensation program is described in the following table and further in this report.

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Components of Executive Compensation - Summary
Compensation Element and Purpose	Measurement	Range	Form	Eligibility	Performance
Period
Base Pay	Scope of role	Fixed	Cash	All Executives	Annual
and permanent
Competitive positioning, attraction and retention				employees
Annual Incentive Compensation (AIC)	Combination	0% to 200%	Cash	All Executives	1 year
	of Corporate			and non- union
Reinforce and drive the Company’s short term priorities	and operating			employees
Reward and recognize Company and individual performance	goals
Targets and ranges set around budgeted performance
Medium Term Incentive Compensation (MTI)	ROCE and	0% to 200%	Cash	All Executives	3 years
	Earnings			and Vice-
Reinforce and drive the Company’s medium term priorities	growth			Presidents
Reward and recognize Company performance
Targets and ranges set around long range forecast
Performance
Performance Share Ownership Plan (PSOP)	Relative TSR	0% to 200%	Shares or	All Executives,	5 years for
			Cash	Managers and	Executives,
Reinforce and drive long term shareholder value creation				above	3 years for all
Reward and recognize Company performance					others
Targets based on median performance within the Comparator Group
Benefits and Perquisite Payments	None	Fixed	Cash	All Executives	Annual
and employees
Flexibly provide degree on security regarding health and
welfare
Lump sum payment in lieu of competitive executive
perquisites
Retirement Benefits
Defined Contribution Pension Plan (DC)	None	Fixed	Cash	All Executives	Pensionable
				and employees	service period
Provide degree of security of income in retirement
Non-contributory 10% of Base Pay and AIC, up to the
Canadian Income Tax Act limit
Supplemental Pension Plan (SPP)	None	Fixed	Cash	All Executive	Pensionable
				and employees	service period
Provide degree of security of income in retirement				over Income
Non-contributory 10% of Base Pay and AIC, above the				Tax Act limit
Canadian Income Tax Act limit
Severance Payments
Involuntary Termination Provisions	None	Fixed	Cash	CEO and	Upon
				Executives	termination of
Pre-determined payment amounts to compensate for					employment
termination without cause
Change of Control Provisions	None	Fixed	Cash	CEO and	Upon
				Executives	termination of
Pre-determined payment amounts to compensate for					employment
termination in event of a change of control

40	TransAlta Corporation 2011 Management Proxy Circular

COMPONENTS OF EXECUTIVE COMPENSATION – DETAIL

Base Pay

Base pay is designed to provide a level of fixed compensation that is competitive in the marketplace and is a fair reflection of each individual’s level of responsibility and accountability. Base pay is reviewed annually, and increases are awarded to Executives based on overall level of performance (merit), and, if required, to remain competitive with the base pay being paid to Executives in the Comparator Group, and/or to reflect additional responsibilities, accountabilities and potential of the individual.

In keeping with the prevailing market conditions and the performance challenges faced by the business due to the pricing environment, in 2010, the Board approved the HRC’s recommendation to retain the CEO’s base pay at the 2008 level of $975,000. They also approved the HRC’s recommendation to retain the other Executives’ base pay at 2008 levels, with the exception of an increase awarded to the CFO, following his promotion to that role in June 2010. The Committee concluded that keeping the Executive’s base salary flat for three years was an appropriate reflection of both the market conditions, and the overall level of performance achieved in those conditions.

Full details of base pay levels are provided in the “Summary Compensation Table” on page 52.

Benefits and Perquisites

TransAlta’s benefit and perquisite programs and allowances are designed to provide a level of security with respect to health and welfare, while offering some flexibility to employees to meet their needs.  As with base pay, these are fixed elements of compensation, and are not determined by an individual’s performance.

Benefits

All employees of the Company, including the CEO and Executives, participate in the same flexible benefits program, based on competitive practices.  Life insurance, disability, medical and dental coverage are included in the program, with employees able to direct their annual benefits allowance to these elements at different levels above a base level of coverage in order to better match their particular needs.  Employees are also able to contribute above their annual benefits allowance, through payroll deductions for enhanced benefits if the employee so chooses.

Perquisites

Car allowances are granted to senior management employees, including the CEO and Executives, at a fixed amount, which varies by level of seniority, and is based on competitive market practices. In 2010, the CEO received a car allowance of $18,000, and the other Executives received an allowance of $15,000.  Reviews of the car allowance levels are conducted periodically, and are adjusted on the basis of market competitiveness.

Senior management employees, including the CEO and Executives, are also given a fixed amount once a year as a perquisite payment. This payment is made in lieu of the Company paying for a participant’s club memberships, miscellaneous legal and financial counseling, and any incremental benefits not covered under the standard benefits program.  In 2010, the CEO received a perquisite payment of $12,000, and the other Executives a payment of $10,000. Reviews of perquisite payment amounts are conducted in the same way as car allowances.  The HRC reviews and approves changes to benefits and perquisites based on recommendations from management.

No changes to benefit or perquisite amounts were made in 2010 from their 2009 and 2008 levels.

Annual Incentive Compensation Plan (“AIC”) - Drive Short-Term Goals

This element of compensation is designed to reinforce and help to drive achievement of the Company’s short-term goals.  Any payments made are cash based and wholly performance driven.

All non-union employees, including the CEO and Executives, participate in the AIC, with targets that reflect the key annual performance goals of the Company and the key goals for each Executive.  Each goal is allocated a portion of an Executive’s total annual incentive amount.  The AIC defines minimum, target, and maximum performance levels for each goal. In determining the appropriate performance level for each goal, the HRC considers the degree of “stretch” built into the numbers, taking account of prevailing market conditions. This approach balances the need to drive the highest reasonable levels of performance with the need to create sufficient incentive for the plan participants.

For each goal, Executives are paid from a zero incentive if performance is below the minimum level, to up to 200% of the target when the performance meets, or exceeds the maximum level.  In 2010, the HRC determined that 50% of the incentive opportunity of the CEO’s AIC should be based on quantitative, Company level goals, and 50% should be based

TransAlta Corporation 2011 Management Proxy Circular	41

on strategic, qualitative goals. This was consistent with the split of incentive utilized in both 2009 and 2008.

Details of the AIC goals set for the CEO and other Executives, together with a summary of performance to those goals in 2010 and the payments made are provided in the “Performance Analysis” section on pages 43 to 51.

Medium and Long-Term Incentives

The CEO and Executives participate in a medium and longer term incentive plan designed to align their long-term interests with those of TransAlta’s shareholders

Medium Term Incentive Plan (MTI)

This element of compensation is designed to reinforce and to drive achievement of the Company’s medium-term goals and results are assessed on the basis of sustained performance over a three-year period of time.  Any payments made are cash based and wholly performance driven.

The MTI is a cash plan that provides the potential for all senior management, including the CEO and Executives, to earn a percentage of base pay for achieving quantitative goals.  The plan sets minimum, target and maximum performance levels.  Participants can earn from zero incentive for performance below the minimum level, ranging up to 200% of target incentive for performance that meets, or exceeds, the maximum level.  MTI grants are made annually, but are subject to a three-year performance period, and only awarded at the end of such three-year period, if successful in achieving the specified targets.  Medium Term Incentives were not paid for the three year cycle 2007 to 2009, as the Company’s performance in relation to the targets set under the plan were below the minimum targets set.

Long Term Incentive Plan: Performance Share Ownership Plan (PSOP)

The opportunities for compensation under this plan are wholly performance driven, and reflect the long held view of the Board that time vested stock option plans are not as effective a shareholder alignment mechanism as a performance based equity plan. This plan is designed to reinforce and drive achievement of the Company’s long-term goal to increase shareholder value by aligning the interest of management with those of shareholders. This plan applies only to employees, as such directors of the Company do not participate in this plan and have not participated since its inception.

The PSOP was introduced in 1997.  The plan is reviewed annually by the HRC to ensure that the goals of the plan continue to meet the objectives of the Company’s

Compensation Strategy. The HRC has over the years exercised its authority under the plan to revise the total shareholder return (“TSR”) comparator group in order to ensure that the Executives’ performance is measured against that of its peers.  Currently, the HRC utilizes the same comparator group used to benchmark overall compensation (see page 36) to compare relative TSR performance within the PSOP. The plan also includes a “cliff” provision, the effect is to provide for zero payments if the Company’s comparative TSR is below the 25th percentile.

Employees at the manager level and above participate in the PSOP.  The PSOP provides the potential for senior management, including the CEO and Executives, to be awarded, at the discretion of the Board, compensation paid either in cash or shares based on the TSR achieved by the Company, compared to the TSR performance of the Comparator Group over a three year period.   TSR measures the performance of our stock to the relative performance of the stock of our peers in the Comparator Group.

The PSOP provides a target number of units based on a percentage of base pay for achieving TSR at the 50th percentile of the Comparator Group, ranging up to a maximum of two times target for achieving TSR at the 75th percentile.  Performance below the 50th percentile results in a prorated, reduced share award and performance below the 25th percentile results in a zero payment.

The PSOP performance cycle runs for three years.  At the end of each three year cycle, the number of shares earned is computed based on actual TSR performance as described above, and is increased by such number of shares that the participants, if applicable, would have been entitled to receive as reinvested dividends, as if the participants had received the original award of shares on the first day of the performance cycle.  Taxes are then deducted from the amount and the remaining value is then issued either in shares, (50% at the time of issue, and the remaining 50% is placed in trust for a further two years in the case of the Executive before being released) or paid wholly in cash.

Grants are made under the PSOP each year.

Performance and Retention Plan

In 2005, the Company adopted a one-time Performance and Retention compensation opportunity for the CEO and certain eligible Executives. The Performance and Retention Plan (the “PRP”) is administered by the HRC.  The PRP was introduced to provide an incentive to certain eligible Executives to successfully implement TransAlta’s longer-term business strategy, improve the Company’s financial performance and,

42	TransAlta Corporation 2011 Management Proxy Circular

thereby, position the Company for future growth.  The PRP was also designed to ensure that the participants, who were key to the successful implementation of the business strategy, were encouraged to remain in the employ of the Company.

The PRP was established as a cash plan to provide participants with the opportunity to earn a one-time bonus for achieving targets relating to earnings per share (net of the bonuses payable under the PRP) and cash flow from operations for the 2006 fiscal year (“Milestone 1”) and the 2008 fiscal year (“Milestone 2”).  At the time the PRP was adopted 40% of the bonus conditionally vested at the end of fiscal year 2006 if Milestone 1 had been met, to be paid after 2008 if Milestone 1 had been maintained or exceeded until that time.  The full amount of the bonus was to be paid after 2008 if both Milestone 1 and Milestone 2 were met.  The Board retained the discretion to modify the PRP as warranted by evolving circumstances.

In February 2007, the Board approved the award of half of the PRP amount as of December 31, 2006.  The award was paid 50% in cash, and 50% in Restricted Share Units (“RSUs”) converted at a price of $25.00 (being the closing price of a TransAlta common share on February 14, 2007), as provided under the plan.

In March 2009, the board approved the award of the second half of the PRP amount as of December 31, 2008.  As with the first half of the PRP, the award was paid 50% in cash, and 50% in RSUs, converted at a price of $19.22 (being the closing price of a TransAlta common share on March 3, 2009) as provided under the plan.  The RSUs granted as part of this award will be fully vested on December 15, 2011, at which time this plan will expire.

Termination and Change of Control

The CEO and Executives each have individual agreements relating to involuntary termination without cause, and termination in the event of a change of control, which provide additional payments over and above the Company’s standard policies.  These agreements have been based on competitive market practices and jurisprudence.  Full details of these agreements are detailed under “Termination Change of Control Benefits”.

Option Awards

The Company’s share option plan was adopted and ratified by shareholders on May 15, 1995.  Although the scope of the Option plan allows for the granting of options to any employees, the HRC and the Board has exercised its discretion to limit the availability of the Option plan to employees below the manager level.  This means that the CEO, Executives and any employee above the manager level do not participate in the Plan.  For the CEO, Executives and other insiders this has been the case since 1997.  As a consequence, the CEO and Executives have no stock options to report.  As this plan is designed to reward, retain and incent employee performance, Directors of the Company do not participate in the Option Plan and have not since its inception participated in the plan.

D.         PERFORMANCE ANALYSIS

Annually, as described in the “Components of Compensation” section of this document, the Board sets specific goals and targets for each of the Executive’s incentive compensation plans, and assesses performance against those plans to make payment decisions. Additionally, the Board monitors overall compensation payments over a five year period, to ensure that Executive’s total compensation levels are commensurate to the Company’s performance, and remain competitive within the approved Comparator Group of companies. This section provides details on incentive compensation decisions made in 2010, and reviews overall compensation levels for the CEO and other Executives over the last five years.

2010 Performance Analysis

CEO – 2010 Annual Incentive Compensation Performance Targets

In 2010, an annual incentive opportunity of 80% of base pay was provided to the CEO for achieving target performance, as follows:

•	12% of base pay for achieving earnings per share from continuing operations of $1.25;

•	12% of base pay for achieving cash flow from continuing operations of $875 million;

•	16% of base pay for achieving overall fleet availability of 90.5%; and

•	40% of base pay for achieving strategic goals in the following areas, approved by the Board:

	o	Finalize and implement a long term maintenance investment plan for the Company’s coal fleet

	o	Develop and implement sustainable labor resource plans to effectively maintain and operate the fleet at the required performance level

	o	Develop a multi-year IT plant investment strategy

TransAlta Corporation 2011 Management Proxy Circular	43

o	Execute on the Company’s growth plans

o	Effective external stakeholder management

The following table summarizes the CEO’s actual performance for 2010, and details the consequential incentive earned against each goal:

CEO – 2010 Actual Performance

			%	% of	% of
Goal	Target	Actual	Ach’d	base pay	base pay	Commentary
				at Target	Actual

Earnings per share from continuing operations	$1.25	$1.18	72%	12%	8.64%	See explanation of adjustments made to numbers reported in the Management Discussion and Analysis, below
Cash Flow from continuing Operations	$875 m	$828 m	37.3%	12%	4.48%
Overall Fleet Availability Operations	90.5%	89.6%	110%	16%	17.6%
Strategic goals				40%	28.0%
1) Finalize and implement a long term maintenance investment plan for the Company’s coal fleet
2) Develop and implement sustainable labor resource plans to effectively maintain and operate the fleet at the required performance Level
3) Develop a multi-year IT plant investment strategy
4) Execute on the Company’s growth plans
5) Effective external stakeholder Management
Overall Achievement				80%	58.72%

CEO – Reconciliation of Amendments to As Reported Performance

In determining the performance against earnings per share and cash flow, the HRC begins with earnings per share from operations as reported, and cash flow from operations as reported in the Company’s financial statements.  The HRC may then exercise its discretion and make adjustments to the reported results when it believes that adjustments should be made to ensure an appropriate result from a performance based compensation perspective.

In 2010, the HRC determined it appropriate to allow the impact of the asset impairment charges, including those associated with the Sun 1 and 2 force majeure claim, incurred in the year to be added back to the results for annual incentive purposes, as these were non-recurring, non-cash items primarily driven by accounting treatment, and not a reflection of the current year’s operational performance. It also determined it appropriate that the impact of the Sun 3 outage be added back to the results, because it has been declared a force majeure event.  The HRC also determined that the positive impact to earnings from the non-comparable gain due to the accounting treatment of the hedge ineffectiveness decision in 2010 would be excluded from earnings for annual incentive purposes.

The following is a reconciliation of the difference between the earnings per share as reported for 2010 of $1.00, and the earnings per share used for incentive purposes of $1.17:

•	Earnings per share as reported	$1.00
•	Add back impact of asset impairment	$0.25
•	Add back impact of Sun 3 outage	$0.05
•	Less impact of hedge ineffectiveness	($0.13)
•	Earnings per share used for annual incentive purposes	$1.17

44	TransAlta Corporation 2011 Management Proxy Circular

The following is a reconciliation of the difference between the cash flow from operations as reported for 2010 of $811 million, and the cash flow from operations used for incentive purposes of $828 million:

•                  Cash Flow from operations as reported

$811 million

•                  Add back impact of Sun 3 Force Majeure

$17 million

•              Cash flow used for annual incentive purposes

$828 million

The following is a reconciliation of the difference between the availability performance as reported for 2010 of 88.9%, and the availability performance used for incentive purposes of 89.6%:

•                  Availability as reported

88.9%

•                  Add back impact of Sun 3 outage

 0.7%

•                Availability used for annual incentive purposes

89.6%

In considering the CEO’s overall performance, in addition to the results detailed above, the HRC also took account of the year over year performance improvements achieved as follows:

•                  Gross margin increased by 5%

•                  Operating income increase by 31%

•                  Net earnings increased by 20%

•                  Earnings per share increased by 10%

•                  Cash flow increased by 40%

The HRC also took account of the CEO’s performance against the strategic goals listed in the table on page 44 of this report. These activities are critical to the long-term performance of the Company, and the HRC is satisfied that the CEO’s performance in each of the activities listed will have a positive impact on shareholder value in the future.

The resulting annual incentive award to the CEO for 2010, which was recommended by the HRC in February 2011 to the Board for approval, was 58.72% of base pay, and is detailed in column “f” of the “Summary Compensation Table”. This is the only element of CEO compensation that was increased compared to the previous year. In reaching this decision, the HRC determined it appropriate to increase the CEO’s annual incentive award from last year’s level to reflect the above year on year performance, while still respecting competitive market compensation levels.

Awarding the CEO annual incentive compensation at this level resulted in total direct compensation higher than last year.

The HRC therefore conducted additional analysis to test the overall pay for performance relationship. The analysis covered the following areas:

•              Comparison of total direct compensation for 2010,with 2009 and 2008

•              Comparison of total direct compensation for 2010, 2009 and 2008 as a percentage of target

•             Comparison of actual PSOP compensation in 2010, 2009 and 2008 with the corresponding three year total shareholder return relative to the approved Comparator Group

Comparison of CEO’s Total Direct Compensation for 2010 with 2009 and 2008

Year	Total Direct Compensation	% Increase (Decrease)
2010	$3,394,181
2009	$3,064,245	10.8%
2008	$6,248,651	(45.7%)

Comparison of CEO’s Total Direct Compensation for 2010, 2009 and 2008 as a Percentage of Target Total Direct Compensation

Year	Total Direct Compensation	Target Total Direct Compensation	% Achieved
2010	$3,394,181	$3,900,000	87.0%
2009	$3,064,245	$3,510,000	87.3%
2008	$6,248,651	$3,510,000	178.0%

Comparison of CEO’s Actual PSOP Compensation in 2010, 2009 and 2008 with Corresponding three year TSR relative to the Approved Comparator Group

Year	Performance Period	Original Value of Grant	Actual Compensation Received	3 Year TSR
2010	2008 – 2010	$1,267,500	$550,281	29.6%ile
2009	2007 – 2009	$1,170,828	$2,085,846	69.6%ile
2008	2006 – 2008	$1,191,660	$2,339,385	74.4%ile

Note: The difference between the share award compensation numbers shown in column (d) of the “Summary Compensation Table” on page 52 of this report and the actual share award compensation shown above, is due to the disclosure requirement to include the fair market grant value for long term incentives, as opposed to the actual value received for the performance period relating to the reporting year.

Given the year on year performance improvements, combined with the above analysis of overall compensation

TransAlta Corporation 2011 Management Proxy Circular	45

levels, the Board is confident that the total compensation of the CEO in 2010 appropriately reflects the Company’s performance for the year, and is consistent with its philosophy of pay for performance.

Further analysis of compensation over the last five years was also carried out by the HRC for the CEO and other executives. This analysis is laid out on pages 47 to 51 of this report.

Executives – 2010 Annual Incentive Compensation Performance Targets

For 2010, an annual incentive target opportunity of 70% of base pay was provided to the COO for achieving target performance as follows:

•              8.4% of base pay for achieving earnings per share from continuing operations of $1.25 or more;

•              16.8% of base pay for achieving cash flow from continuing operations of $875 million or more;

•              16.8% of base pay for achieving fleet availability of 90.5% or more;

•              11.2% of base pay for achieving EBIT of $566 million or more;

•              11.2% of base pay for achieving overall support OM&A costs of $169 million or less; and

•              5.6% of base pay for achieving the safety goal of 1.28 Injury Frequency Rate (IFR), or less.

For 2010, an annual incentive target opportunity of 50% of base pay was provided to the other Executives for achieving target performance as follows:

•              6.0% of base pay for achieving earnings per share from continuing operations of $1.25 or more;

•              12.0% of base pay for achieving cash flow from continuing operations of $875 million or more;

•              12.0% of base pay for achieving fleet availability of 90.5% or more;

•              8.0% of base pay for achieving EBIT of $566 million or more;

•              8.0% of base pay for achieving overall support OM&A costs of $169 million or less; and

•               4.0% of base pay for achieving the safety goal of 1.28 Injury Frequency Rate (IFR), or less.

For each of the Executives, 25% of the annual incentive amount based on achievement of the above goals is also subject to the CEO’s subjective assessment of the individual’s performance, as observed throughout the year, based on the quality of execution, overall achievement levels, and specific non-numeric results achieved.  Based on this assessment, at the recommendation of the CEO and at the discretion of the Board, the Executives annual incentive may be increased or reduced.

Executives – 2010 Actual Performance

Actual performance for 2010 was as follows:

•           earnings per share from continuing operations of $1.17;

•         cash flow from continuing operations of $828 million;

•              fleet availability of 89.6%

•              EBIT of $408 million;

•              Overall support costs of $146.7 million; and

•              IFR of 1.19.

46	TransAlta Corporation 2011 Management Proxy Circular

Executives – Reconciliation of Amendments to As Reported Performance

The HRC exercised the same discretion, as detailed above, as it did for the CEO in determining the AIC awards for the Executives for 2010. The following table summarizes the percentage of base salary each Executive was awarded as AIC for 2010:

Name	EPS	Cash Flow	Availability	EBIT	OM&A	IFR	Total	Ind.	Target
	% of	% of	% of	% of	% of	% of	% of	Perf.	% AIC
	base pay	base pay	base pay	base pay	base pay	base pay	base pay	%	Awarded
	Ach’d	Ach’d	Ach’d	Ach’d	Ach’d	Ach’d	Ach’d	Ach’d

B.Gellner	4.32%	4.48%	13.2%	0%	16%	8%	46.64%	100%	93.28%

D.L. Farrell	6.05%	7.17%	18.48%	0%	22.2%	11.2	65.1%	150%	103.1%

K.S. Stickland	4.32%	4.48%	13.2%	0%	16%	8%	46.64%	75%	86.3%

M. Williams	4.32%	4.48%	13.2%	0%	16%	8%	46.64%	75%	86.3%

Details of the individual annual incentive amounts for 2010, which were recommended by the HRC in February 2011, are provided in column “f” of the “Summary Compensation Table”.

2010 Medium Term Incentive Performance

In 2010, for the period 2010 to 2012 inclusive, an opportunity of 50% of 2010’s base pay at target was provided to the CEO and COO, and an opportunity of 25% of 2010’s base pay at target was provided to the other Executives for the achievement of both ROCE and earnings growth targets over that period.

While performance to these goals have been monitored during 2010, no compensation decisions are required until the end of the performance period in 2012.

PSOP

In 2010, a PSOP grant was given to the CEO based on 170% of base pay, for the period January 1, 2010 to December 31, 2012, and PSOP grants were given to the Executives based on 100% (130% for the COO) of base pay, for the same period.

In February, 2011, the Board awarded payment of PSOPs granted in 2008 for the period January 1, 2008 to December 31, 2010 of 59.2% of the target grant. This was because the relative TSR for that period was at the 29.6th percentile of the Comparator Group of companies against which performance is measured. Utilizing its discretion under the plan, the Board awarded payment of PSOPs for this period in cash, not shares.

Because of the plan’s design, this award is directly correlated to the relative TSR performance of the Company over the three year period. This is not adequately reflected in column d of the Summary Compensation Table (Share Awards), as disclosure requirements dictate that the fair market value of share grants in each of reporting years are shown, as opposed to actual awards earned.

Five Year Overall Compensation Analysis

In reviewing overall compensation levels over a five year period, the Board seeks to ensure that the interests of shareholders have been effectively served, as well as confirming that the compensation of the CEO and other Executives effectively reflects their contribution, and that overall compensation competitiveness is maintained. In doing

TransAlta Corporation 2011 Management Proxy Circular	47

so, the Board considers the specific results of the performance goals set in a given year, as well as performance over a longer period of time, to assess that there is an adequate correlation between executive compensation and Company performance. This assessment not only measures actual Company/Executive performance but also compares our performance with that of the Comparator Group. The measures used are as follows:

•     Actual Total Shareholder Return over a three year period;

•     Total Shareholder return relative to the Comparator Group;

•     Net Income; and

•     Market Capitalization.

The following tables review the overall compensation levels for the CEO and each of the other Executives, to show the correlation with the Company’s overall performance:

Chief Executive Officer Five–Year Lookback (S. G. Snyder)

CEO Base Pay
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	892	931	975	975	975	975	950

CEO Annual Incentive Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	1,130	1,218	1,048	358	568	658	864
Target	720	760	780	780	780	780	764
% of Target Earned	157%	160%	134%	46%	73%	85%	113%

CEO Long Term Incentive Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	1,838	4,171	1,171	4,638	1,358	2,389	2,635
Target	1,620	4,710	1,755	4,755	1,658	2,723	2,900
% of Target Earned	114%	89%	67%	98%	82%	82%	90%

CEO Total Direct Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Total	3,680	6,320	3,194	5,971	3,257	4,141	4,484

Note:

(1)          Mr. Snyder’s total compensation in 2007 and 2009 includes the payment of the Performance and Retention Bonus as explained on page 42 of this document.

48	TransAlta Corporation 2011 Management Proxy Circular

Chief Operating Officer Five–Year Lookback (D.L. Farrell)

COO Base Pay
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	0	177	435	617	700	584	N/A

COO Annual Incentive Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	0	138	324	173	502	333	N/A
Target	0	225	238	350	490	359	N/A
% of Target Earned	0%	61%	136%	49%	103%	93%	N/A

COO Long Term Incentive Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	0	299	799	406	911	705	N/A
Target	0	404	928	926	1,260	1,038	N/A
% of Target Earned	0%	74%	86%	44%	72%	68%	N/A

COO Total Direct Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Total	0	614	1,558	1,196	2,003	1,586	N/A

Notes:

(1)          Ms. Farrell joined the Company on  August 1, 2007, and was promoted to COO on May 1, 2009.

(2)          Analysis of Ms. Farrell’s compensation over the five year period is not possible yet due to when she joined the Company.

Chief Financial Officer Five–Year Lookback (B. Gellner)

CFO Base Pay
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	0	0	108	300	350	253	N/A

CFO Annual Incentive Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	0	0	143	199	160	167	N/A
Target	0	0	138	150	175	154	N/A
% of Target Earned	0%	0%	104%	133%	92%	109%	N/A

CFO Long Term Incentive Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	0	0	83	151	301	178	N/A
Target	0	0	138	210	438	262	N/A
% of Target Earned	0%	0%	60%	72%	69%	68%	N/A

CFO Total Direct Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Total	0	0	334	650	791	592	N/A

Notes:

(1)          Mr. Gellner joined the Company on August 11, 2008 as Vice-President, Commercial Operations, and was promoted to CFO on June 18, 2010.

(2)          Analysis of Mr. Gellner’s compensation over the five year period is not possible yet due to when he joined the Company.

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Chief Legal Officer Five–Year Lookback (K.S. Stickland)

CLO Base Pay
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	371	396	435	450	450	445	420

CLO Annual Incentive Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	324	322	367	135	206	236	271
Target	186	198	218	225	225	223	210
% of Target Earned	174%	163%	168%	60%	92%	106%	129%

CLO Long Term Incentive Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	565	1,264	299	1,406	451	719	797
Target	356	1,380	428	1,428	450	769	808
% of Target Earned	159%	92%	70%	98%	100%	93%	99%

CLO Total Direct Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Total	1,260	1,982	1,101	1,991	1,081	1,391	1,483

Note:

(1)          Mr. Stickland’s total compensation in 2007 and 2009 includes the payment of the Performance and Retention Bonus as explained on page 42 of this document.

Chief Administration Officer Five–Year Lookback (M. Williams)

CAO Base Pay
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	300	313	338	350	350	346	330

CAO Annual Incentive Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	258	254	235	105	150	163	200
Target	150	157	165	175	175	172	164
% of Target Earned	172%	162%	142%	60%	86%	95%	122%

CAO Long Term Incentive Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Actual	482	1,210	232	1,316	351	633	718
Target	285	1,298	321	1,333	438	697	735
% of Target Earned	169%	93%	72%	99%	80%	91%	98%

CAO Total Direct Compensation
						3 Year	5 Year
$000’s	2006	2007	2008	2009	2010	Average	Average
Total	1,040	1,777	805	1,771	841	1,139	1,247

Note:

(1)          Mr. Williams’s total compensation in 2007 and 2009 includes the payment of the Performance and Retention Bonus as explained on page 42 of this document.

Based on the above tables, the HRC is satisfied that the pattern of compensation of the CEO and other Executives has reflected the performance of the Company against the range of measures used for variable compensation plans, and against its peer group. Compensation levels in each year are within the range determined by the Board as appropriate. Over both the three and five year periods, overall compensation levels are in line with the Company’s performance, and are sufficient for the Board to conclude that the Compensation Strategy is working effectively both for shareholders and for the Executives

50	TransAlta Corporation 2011 Management Proxy Circular

Performance Graph

This graph and table compare the return on the Company’s common shares for the period 2006 through 2010, assuming a $100 initial investment at December 31, 2005, with all dividends reinvested, to the cumulative returns for the same investment in respect of the S&P/TSX Composite Index.

	30-Dec-05	29-Dec-06	31-Dec-07	31-Dec-08	31-Dec-09	31-Dec-10
TransAlta	$ 100	$ 108	$ 141	$ 106	$ 108	$ 103
S&P/TSX Composite	$ 100	$ 117	$ 129	$ 86	$ 117	$ 137

TransAlta Corporation 2011 Management Proxy Circular	51

E. SUMMARY COMPENSATION TABLE

The following table sets forth all annual compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2010, 2009 and 2008 in respect of the CEO, the Chief Financial Officer (the “CFO”), and all other Executives, in accordance with National Instrument 51-102 and other applicable securities regulations.

			Share	Option	Non-equity Incentive Plan Compensation ($) (f)		Pension	All Other Compensation	Total
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Awards ($) (d)	Awards ($) (e)	Annual Incentive Plan	Long-term Incentive Plans	Value ($) (g)	($) (h)	Compensation ($) (i)
S.G. Snyder (1)	2010	975,000	1,657,688	0	567,840	0	401,205	76,493	3,678,226
President and	2009	975,000	1,658,475	0	358,000	0	398,800	72,770	3,463,045
Chief Executive	2008	975,000	2,670,585	0	1,048,320	1,500,000	437,900	54,746	6,686,551
Officer	3 yr avg.	975,000	1,995,583	0	658,053	500,000	412,635	68,003	4,609,274
B. Burden (2)	2010	352,500	0	0	0	0	0	1,625,406	1,977,906
Chief Financial	2009	475,000	424,035	0	141,000	0	102,800	25,000	1,167,835
Officer	2008	460,417	690,158	0	296,509	375,000	135,900	25,000	1,982,984
	3 yr avg.	429,306	371,398	0	145,836	125,000	79,567	558,469	1,709,575
B. Gellner (3)	2010	350,000	400,334	0	160,160	0	146,205	25,000	1,081,699
Chief Financial	2009	300,000	181,035	0	199,240	0	74,852	17,500	722,627
Officer	2008	108,413	83,375	0	143,220	0	13,286	17,500	365,794
(June 30, 2010)	3 yr avg.	252,804	221,581	0	167,540	0	78,114	20,000	740,039
D.L. Farrell (4)	2010	700,000	911,024	0	502,082	0	293,205	25,000	2,431,311
Chief Operating	2009	616,667	405,810	0	172,666	0	277,800	25,000	1,497,943
Officer	2008	435,417	298,483	0	332,899	500,000	124,900	25,000	1,716,699
	3 yr avg.	584,028	538,439	0	335,882	166,667	231,968	25,000	1,881,984
K.S. Stickland	2010	450,000	450,816	0	205,920	0	28,205	25,000	1,159,941
Chief Legal	2009	450,000	405,810	0	135,000	0	94,800	25,000	1,110,610
Officer	2008	435,417	798,848	0	367,492	500,000	264,900	25,000	2,391,657
	3 yr avg.	445,139	551,825	0	236,137	166,667	129,302	25,000	1,554,069
M. Williams	2010	350,000	351,026	0	150,150	0	56,205	25,000	932,381
Chief	2009	350,000	315,900	0	105,000	0	48,800	25,000	844,700
Administration	2008	338,333	731,783	0	234,803	500,000	113,900	25,000	1,943,819
Officer	3 yr avg.	346,111	466,236	0	163,318	166,667	72,968	25,000	1,240,300

Notes:

(1)          Amounts under “All Other Compensation” for Mr. Snyder include personal usage of the Company’s airplane, utilizing the policy approved by the Board.

(2)          Mr. Burden retired from TransAlta on September 30, 2010.

(3)          Mr. Gellner joined the Company on August 11, 2008 as Vice-President, Commercial Operations, and was promoted to CFO on June 18, 2010.

(4)          Ms. Farrell was promoted to COO on May 1, 2009.

SHARE AWARDS (COLUMN D)

Amounts in this column relate to the cash value of shares granted under the PSOP in each year reported, and the cash value of RSUs granted under the Performance and Retention Plan.

PSOP

•                  PSOP amounts reported in 2010 were based on the grant of units issued on January 1, 2010, for the period 2010 to 2012, using the closing price of the common shares on the TSX on December 31, 2009 of $23.48.

•                  PSOP amounts reported in 2009 were based on the grant of units issued on January 1, 2009, for the period 2009 to 2011, using the closing price of the common shares on the TSX on December 31, 2008 of $24.30.

•                  PSOP amounts reported in 2008 were based on the grant of units issued on January 1, 2008, for the period 2008 to 2010, using the closing price of the common shares on the TSX on December 31, 2007 of $33.35.

52	TransAlta Corporation 2011 Management Proxy Circular

PERFORMANCE AND RETENTION PLAN (“PRP”)

•                  There were no PRP awards made in 2010 or 2009 as noted earlier, this was a one time plan.

•                  PRP amounts reported in 2008 relate to the 50% of the PRP award converted to RSUs on March 4, 2009 as based on the closing trading price of a TransAlta share on the TSX on March 3, 2009 of $19.22.

NON-EQUITY INCENTIVE PLAN COMPENSATION (COLUMN F)

Amounts reported in this column relate to cash payments made under the AIC, the MTI Plan, and the PRP.

ANNUAL INCENTIVE PLAN (SUB COLUMN F1)

Annual Incentive Plan amounts reported in 2010, 2009 and 2008 relate to the performance level achieved in each of those years against the AIC goals.

LONG-TERM INCENTIVE PLANS (SUB COLUMN F2)

•                 No long-term non-equity incentive plan payments were made to the CEO and Executives in 2010 or 2009.

•                  Amounts reported in 2008 relate to the cash portion of the second 50% of the PRP award as previously outlined for Messrs. Snyder, Burden, Stickland and Williams, and for the one-time performance and reward amount for Ms. Farrell.

PENSION VALUE (COLUMN G)

Amounts in column (g) are the sum of the compensatory amounts related to the Defined Contribution Pension Plan, and the Defined Benefits Supplementary Pension Plan.

ALL OTHER COMPENSATION (COLUMN H)

Amounts in column (h) relate to car allowances and annual perquisite allowances, and for Mr. Snyder includes the costs of using the Company airplane for personal use, as per the policy approved by the Board.

F. OTHER INFORMATION

INCENTIVE PLAN AWARDS

OUTSTANDING SHARE AWARDS

The following table details all equity-based compensation which has been granted to the CEO and Executives, and that vest in future years.

	Share Awards
Name	Number of shares or units of shares that have not vested at target		Market or payout value of share awards that have not vested at target
(a)	(f1) PSOPs	(f2) RSUs	(g1) (1) PSOPs	(g2) (1) RSUs
S.G. Snyder	122,760	86,975	$2,596,374	$1,839,521
B. Gellner (2)	24,500	0	$518,175	$0
D.L. Farrell	67,650	0	$1,430,798	$0
K.S. Stickland	32,200	19,329	$681,030	$408,808
M. Williams	25,050	19,329	$529,808	$408,808

Notes:

(1)          Based on the closing price of the common shares of the Company on the TSX on December 31, 2010 of $21.15.

(2)          Mr. Gellner joined the Company on August 11, 2008 as Vice-President, Commercial Operations, and was promoted to CFO on June 18, 2010.

TransAlta Corporation 2011 Management Proxy Circular	53

Value on Pay-Out or Vesting of Incentive Plan Awards

The following table sets forth all equity-based and non-equity based compensation that vested to the CEO and Executives in 2010.

Name	Share Awards – value vested during the year		Non-equity Incentive Plan Compensation – value earned during the year
(a)	(c1) (1) PSOPs	(c2) (2) RSUs	(d1) AIC	(d2) MTI	(d3) PRP
S.G. Snyder	$550,281	$649,398	$567,840	$0	$0
B. Gellner (3)	$36,145	$0	$160,160	$0	$0
D.L. Farrell	$129,417	$0	$502,082	$0	$0
K.S. Stickland	$129,417	$205,082	$205,920	$0	$0
M. Williams	$100,505	$205,082	$150,150	$0	$0

Notes:

(1)          Based on 43,008 shares at the closing price of the common shares of the Company on the TSX on December 31, 2010 of $21.15.  Dividend accruals were added to the base award under the terms of the plan using a multiplier of 1.16.

(2)         Based on 47,302 RSUs at the closing price of the common shares of the Company on the TSX on March 3, 2010 of $22.40, the day immediately preceding the vesting date of the first third of the RSUs awarded in 2008, plus dividend reinvestment amounts.

(3)          Mr. Gellner joined the Company on August 11, 2008 as Vice-President, Commercial Operations, and was promoted to CFO on June 18, 2010.

Total Value of Equity Holdings

Name	Total Value of Equity Holdings
	Value of Shares Owned (1)	Value of Unvested PSOPs at P75 (1)	Value of Vested (but unpaid) and Unvested RSUs (1)
S.G. Snyder	$8,542,930	$5,192,748	$1,839,521
B. Gellner	$264,375	$1,036,350	$0
D.L. Farrell	$726,333	$2,861,595	$0
K.S. Stickland	$1,603,530	$1,362,060	$408,808
M. Williams	$997,561	$1,059,615	$408,808

Note:

(1)                                  Based on the closing price of the common shares of the Company on the TSX on December 31, 2010 of $21.15.

SHARE AWARDS

The number of granted, but unvested PSOPs disclosed in column (f1) relate to grants made to the CEO and Executives in 2010 for the performance period 2010 to 2012, and 2009 for the period 2009 to 2011. The target level of grants has been included, but actual awards may be from 0% to 200% of this level, based on the TSR of the Company compared to the approved Comparator Group.

The number of granted, but unvested RSUs disclosed in column (f2) relate to the second and third tranches of the RSUs issued as part of the second half of the PRP in 2008. These RSUs will be fully vested as of December 11, 2011.

The amounts disclosed in columns (c1) and (c2) relate to PSOPs granted in 2008 for the period 2008 to 2010, and for the first tranche of the RSUs awarded as part of the second half of the PRP in 2008, which vested on March 15, 2010. The value of these RSUs was based on the closing price of the common shares of the Company on the TSX on December 31, 2010 of $21.15.

NON-EQUITY INCENTIVE PLAN COMPENSATION

The amounts disclosed in columns (d1), (d2) and (d3) relate to payments made in 2010 under the AIC, the MTI and the PRP and are also included in column (f) of the “Summary Compensation Table”.

54	TransAlta Corporation 2011 Management Proxy Circular

RETIREMENT PLAN BENEFITS

DEFINED CONTRIBUTION PLAN (DC PLAN)

The CEO and Executives as well as all other employees of the Company are members of the DC Plan. The DC Plan is registered under the Income Tax Act (Canada) and the Alberta Employment Pension Plans Act. The Company contributes ten per cent of the CEO, Executives and employees pensionable earnings (base pay and annual incentive payment) to the plan. This is an employee non contributory plan. In 2009, pensionable earnings were capped at $202,050, resulting in a maximum annual contribution of $20,205. Contributions are deposited to individual member accounts which are invested in accordance with the investment direction of the member. Account balances grow with investment earnings and contributions. A member, who leaves the Company prior to age 55, and after completing two years of services, is eligible to transfer their account balance to a personal, locked-in RRSP. Members are eligible to retire after attaining age 55 and completing two years of service.

The CEO and Executives participate in a defined contribution plan registered under the Income Tax Act (Canada) and the Alberta Employment Pension Plans Act, as well as in a defined benefit, non-registered supplementary retirement program. Retirement benefits provided by the defined contribution plan (the “DC Plan”) and the defined benefit plan (the “Supplemental Pension Plan”) are summarized below.

SUPPLEMENTAL PENSION PLAN - DEFINED BENEFIT PLAN (SPP)

To compensate participants who are affected by the Income Tax Act (Canada) pension limits, and by the cap on pensionable earnings under the DC Plan, the Company has adopted the SPP. The CEO, Executives and employees who are affected by the Income Tax Act limitations are members of the SPP. The SPP is a non-contributory plan, the full cost of the plan is paid for by the Company.

The SPP provides a defined benefit pension for each year of credited service equal to two per cent of the final average pensionable earnings (base pay and annual incentive payment) in excess of the DC Plan pensionable earnings limit. Final average pensionable earnings are calculated as the highest five year average in the member’s last ten years of employment.

Members are eligible to retire after attaining age 55 and completing two years of service. Members who retire on or after the earlier of age 60 or attaining a combination of service years plus age totaling 85 receive an unreduced monthly pension. Other retiring members receive a monthly pension that is reduced by 5/12 of 1% for each month that their early retirement date precedes their unreduced retirement date. A member, who leaves the Company prior to age 55, and after completing two years of service, is eligible to receive a deferred monthly pension. Pensions are payable for the member’s lifetime, and at least sixty monthly payments are guaranteed. Members may select an optional form of payment. If the member is a U.S. tax payer, they are required to select an optional form.

The Supplemental Pension Plan has a provision allowing for additional years of pensionable service to be credited to mid-career hires at the discretion of the Company’s pension committee. The Company’s Chief Legal Officer, Mr. Stickland was granted eight additional years of pensionable service as part of the terms of employment at his time of hire. Although the plan allows for additional years of pensionable service to be granted to mid-career hires, the policy of the HRC since 2004 has been not to do so.

Pension payments are increased by two per cent per annum every January 1 after a member is first eligible for an unreduced pension. The first increase is prorated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

DEFINED BENEFIT PLAN (DB PLAN)

The Company had a Defined Benefit Pension Plan which is discontinued for new members commencing on January 1, 1997. Only those employees who opted to remain in the plan are eligible for a DB Plan pension upon retirement. The benefits payable under the plan are similar to those described above under the description for SUP Plan benefits. No Executives participate in the DB Plan.

TransAlta Corporation 2011 Management Proxy Circular	55

DEFINED CONTRIBUTION PLANS

The following table details the accumulated value to the CEO and Executives of their Defined Contribution Plans as at December 31, 2010:

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value at year end ($)
(a)	(b)	(c)	(d)	(e)
S.G. Snyder	$261,551	$20,205	$28,961	$310,717
B. Gellner	$34,840	$20,205	$5,979	$61,024
D.L. Farrell	$60,767	$20,205	$8,740	$89,712
K.S. Stickland	$185,321	$20,205	$20,305	$225,831
M. Williams	$151,122	$20,205	$18,589	$189,916

DEFINED BENEFIT PLANS

The following table details the estimated value to the CEO and Executives under the Supplementary Pension Plan arrangements, effective December 31, 2010, and shows the accrued obligation of the Company as of that date:

		Annual Benefits Payable ($) (c)
	Number of years credited	At year		Accrued obligation at start of year	Compensatory	Non-Compensatory	Accrued obligation at
Name	service (#)	end	At age 65	($)	($)	($)	year end ($)
(a)	(b)	(c1)	(c2)	(d)	(e)	(f)	(g)
S.G. Snyder	14.25	$493,000	$607,000	$5,571,000	$381,000	$480,000	$6,432,000
B. Gellner (1)	2.33	$15,000	$126,000	$57,000	$126,000	$25,000	$208,000
D.L. Farrell	3.42	$48,000	$245,000	$435,000	$273,000	$141,000	$849,000
K.S. Stickland (2)	17.92	$184,000	$265,000	$2,054,000	$8,000	$369,000	$2,431,000
M. Williams	8.50	$62,000	$162,000	$529,000	$36,000	$133,000	$698,000

Notes:

(1)                                  Mr. Gellner joined the Company on August 11, 2008 as Vice-President, Commercial Operations, and was promoted to CFO on June 18, 2010.

(2)                                  Mr. Stickland was granted eight additional years of pensionable service as part of the terms of his employment at time of hire.

DEFERRED COMPENSATION PLANS

Under the Performance and Retention Plan, the CEO and eligible Executives may defer payment for vested RSUs under the plan for any period from the vesting date to 15 days prior to the expiry of the RSU period.  Requests to defer must be submitted in writing before December 15 of each vesting year, and payment must be made prior to the expiry of the overall RSU grant.  The CEO elected to defer payment for the RSUs that vested on March 15, 2010.

There are no other deferred compensation plans in place for the CEO and Executives.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company has standard policies in place to cover all forms of termination. The CEO and Executives are subject to the same terms and conditions as all other employees of the	Company for voluntary termination, retirement or permanent disability, and termination for cause, as follows:

56	TransAlta Corporation 2011 Management Proxy Circular

VOLUNTARY TERMINATION

In the event of voluntary termination, an employee receives payment of any outstanding base pay, and payment in lieu of any unused accrued vacation up to the last day of work. No other compensation is paid.

RETIREMENT OR PERMANENT DISABILITY

In the event of retirement or permanent disability, in addition to receiving base pay, and payment in lieu of any unused accrued vacation, an employee receives the following:

•	payment of AIC at target, prorated from the beginning of the year to the date of retirement or permanent disability;

•	payment of MTI Compensation at target, prorated to the date of retirement or permanent disability; and

•	compensation in lieu of PSOPs, based on the last PSOP award performance, prorated to December 31 of the year prior to the year in which retirement or permanent disability takes place.

TERMINATION FOR CAUSE

In the event of termination for cause, an employee receives payment of base pay, and payment in lieu of any unused accrued vacation up to the last day of work. No other compensation is paid.

CEO AND EXECUTIVE ARRANGEMENTS

In keeping with market practice for senior level positions within the comparator group, the Company has entered into individual agreements with the CEO and each of the Executives which provide payments over and above the Company’s standard policies in the event of involuntary termination and termination in the event of a change of control, as follows:

Involuntary Termination

The Company makes the following lump sum payments instead of the Company’s standard policies:

•	an amount equal to two times base pay;
•	an amount equal to one time annual incentive compensation at target (two times for the CEO); and
•	compensation for unvested RSUs.

PSOPs are calculated utilizing the plan provisions.

Under the agreements, following an involuntary termination, the Executive may not use or disclose any information about the Company that is confidential, without the Company’s consent or as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any employees, consultants, clients or customers of the Company or its subsidiaries.

The following table outlines estimated incremental payments, including amounts under the Company’s standard plan provisions, to the CEO and Executives upon involuntary termination, other than for cause or following a change of control, as at December 31, 2010:

Name	Severance Period (# of months)	Base Pay ($)	Annual Incentive at Target ($)	Benefits ($)	Additional Supplemental Pension Value ($)	PSOPs and RSUs Value ($)(1) (2)	Other ($)	Total ($)
S.G. Snyder	24	$1,950,000	$780,000	$312,000	0	$2,743,980	0	$5,785,980
B. Gellner	24	$700,000	$175,000	$112,000	0	$78,974	0	$1,065,974
D.L. Farrell	24	$1,400,000	$490,000	$224,000	0	$329,644	0	$2,443,644
K.S. Stickland	24	$900,000	$225,000	$144,000	0	$626,717	0	$1,895,717
M. Williams	24	$700,000	$175,000	$112,000	0	$578,051	0	$1,565.051
Total		$5,650,000	$1,845,000	$904,000	0	$4,357,366	0	$12,756,366

Notes:

(1)          The RSU amounts in this column have been based on the unexercised number of RSUs awarded under the PRP in 2008, using the closing price of the common shares of the Company on December 31, 2010 of $21.15.

(2)          As defined in the PSOP, the number of PSOPs included in this column have been calculated using the relative TSR percentile achieved for the period 2008 to 2010 of 69.6%, and based on 66.67% of target award for the period 2009 to 2011, 33.33% of target award for the period 2010 to 2012, and 0% of target award for the period 2010 to 2012.  The PSOP amounts have been calculated using the closing price of the common shares of the Company on December 31, 2010 of $21.15.

Termination in the Event of a Change of Control Change of Control agreements are in place with the CEO and each Executive. In 2007, the Board amended the agreements	to incorporate a “double trigger”, whereby in the event of a Change of Control and upon termination of employment or constructive dismissal (as defined in the agreement), the

TransAlta Corporation 2011 Management Proxy Circular	57

Executive shall have the right to receive the retirement allowance amounts provided for in the agreement.  Additionally, the Board amended the policy for future agreements to change the payment provisions from the then existing three times base salary to two times base salary in the event of a Change of Control. The agreement defines a Change of Control event as the sale or acquisition of 50% of the value, assets or shares of the Company, or a 50% change in the composition of the Board. The CEO and other Executives, except the CFO, have different terms in their agreements, as shown below, and the Board is honoring these terms as they are historical contractual commitments.

The Change of Control agreements in place for the CEO and other Executives, except the CFO, were based on market practice at the time they were introduced, and state that the Company shall pay the following lump sum retirement allowances to the CEO and Executives that differ from the Company’s standard policies:

•	an amount equal to three times base pay (two times for the CFO);
•	an amount equal to two times the annual incentive bonus payable at target performance (three times for the CEO);

•	an amount equal to 16% of the total base pay amount to compensate the Executive for the loss of employee benefits;
•	a cash amount payable as a retiring allowance equal to two years of additional contributions to the DC Plan;
•	PSOP compensation calculated at the maximum number of units achievable under all outstanding grants;
•	an amount equal to all unvested RSUs;
•	two years service credit under the Supplementary Pension Plan;
•	reimbursement up to $10,000 for financial counseling; and
•	payment for outplacement services.

Under the agreements, following termination due to a change of control, the Executive may not use or disclose any information about the Company that is confidential, without the Company’s consent or as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any employees, consultants, clients or customers of the Company or its subsidiaries.

The following table outlines illustrative payments including the Company’s standard plan provisions to the CEO and Executives had a change of control occurred on December 31, 2010:

Name	Severance Period (# of months)	Base Pay ($)	Annual Incentive at Target ($)	Benefits ($)	Pension Plan Amounts ($)(1)	Accelerated PSOP Value ($)(2)	Other Payments ($)(3)	Total ($)
S.G. Snyder	36	$2,925,000	$2,240,000	$468,000	$40,410	$8,641,784	$0	$14,315,194
B. Gellner	24	$700,000	$350,000	$128,000	$40,410	$801,585	$0	$2,019,995
D.L. Farrell	36	$2,100,000	$980,000	$336,000	$40,410	$3,240,180	$0	$6,696,590
K.S. Stickland	36	$1,350,000	$450,000	$216,000	$40,410	$2,149,453	$0	$4,205,863
M. Williams	36	$1,050,000	$350,000	$168,000	$40,410	$1,762,408	$0	$3,370,818
Total		$8,125,000	$4,370,000	$1,316,000	$202,050	$16,595,410	$0	$30,608,460

Notes:

(1)

Amounts in this column have been determined on the basis of 2 years at 10% of the 2010 Income Tax Act limit of $20.050, and do not include the value of two years of additional pensionable service credits.

(2)	Amounts in this column have been calculated using the maximum shares to be awarded for 2010, 2009 and 2008 grants and the closing price of the common shares on the TSX on December 31, 2010 of $21.15.
(3)	Amounts in this column represent payments for unvested RSUs awarded under the Performance and Retention Plan.

EMPLOYEE SHARE OPTION PLAN

Although the CEO and Executives, as well as the Company’s directors, do not participate in the Option Plan, the Company has an employee share option plan as an incentive program for all employees below the level of manager, which provides for grants of 500 options to full-time employees and 250 options to part-time employees from time to time.  The HRC approves the granting of stock options, and the aggregate number of options that may be issued pursuant to the Option Plan which will not exceed the maximum number of shares of the Company allocated under the plan.  The term of each option is 10 years, and the options vest on a schedule of 25% per year over a period of four years.

58	TransAlta Corporation 2011 Management Proxy Circular

In 2010 and 2008, the Company granted 500 options to each full-time employee and 250 options to each part-time employee, in each case below the level of manager.  No options were granted in 2009.

In the case of termination of employment for any other reason except for cause, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for sixty days following termination or until the normal expiry date of the options, if earlier.  In the case of retirement, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for one year following retirement or until the normal expiry date of the options, if earlier.

EQUITY COMPENSATION PLAN INFORMATION AS AT DECEMBER 31, 2010

At December 31, 2010, there were 2.2 million options to purchase shares outstanding, of which 1.0 million were exercisable, as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders: PSOP and Share Option Plan	3.9 million(1)	$24.94	3,696,948(2)(3)

Notes:

(1)          Outstanding under the Option Plan for both Canadian and US participants and the PSOP for periods 13 and 14 at a maximum level.

(2)          This number takes into account the number of shares outstanding under the Option Plan (2,204,865) and those granted under the PSOP for period 13 and 14 (1,718,220) which have not vested nor been awarded.

(3)          The Company received approval last year to list additional shares under both its Option and PSOP plans to an aggregate maximum of 13,000,000 shares.  The Company is currently pursuing this additional listing and as such it is not reflected in this total.

EMPLOYEE SHARE PURCHASE PLAN

The Company implemented an Employee Share Purchase Plan in April 2000, which provides an interest-free loan for employees to purchase TransAlta common shares on the open market. The loan cannot exceed 30% of the employees’ annual base salary, and must be paid back over a three-year period. In the case of a termination of employment, the employee has sixty days to settle his/her account.

Senior Management, including the CEO and Executives, cannot participate in the Employee Share Purchase Plan.

As at December 31, 2010, 0.9 million shares had been purchased by employees under this plan.

DIRECTORS AND OFFICERS INSURANCE

The Company has purchased directors and officers liability insurance, which has an aggregate claim amount of US$110 million each policy year for all directors and officers of the Company and its subsidiaries. In 2010, the annual cost of this coverage was approximately US$715,000 and was paid by the Company. Directors and officers are not subject to any deductible in respect of amounts which may be paid on their behalf under this policy. The Company is reimbursed for payments made under the corporate indemnity provisions, subject to a deductible of US$4 million with respect to those insured losses.

TransAlta Corporation 2011 Management Proxy Circular	59

REPORT OF THE GOVERNANCE AND ENVIRONMENT COMMITTEE, COMMITTEE RESPONSIBILITIES AND CORPORATE GOVERNANCE

All members of the Governance and Environment Committee are independent. Each member brings to the committee experience and knowledge relevant to the committee’s responsibilities and accountabilities, including experience in government relations, corporate governance, law, industry experience, finance and business judgment.

The GEC is comprised of independent directors.  The members are Mr. Gordon D. Giffin (Chair), Michael M. Kanovsky, Gordon S. Lackenbauer, Karen E. Maidment, Martha C. Piper and Donna S. Kaufman (ex-officio member).

Gordon D. Giffin (Chair)	Michael M. Kanovsky	Gordon S. Lackenbauer	Karen E. Maidment	Martha C. Piper	Donna S. Kaufman

COMMITTEE RESPONSIBILITIES

The GEC assists the Board in identifying and recommending individuals to the Board for nomination as members of the Board and in developing and recommending a set of corporate governance principles applicable to the Company and in monitoring compliance with such principles. This monitoring includes a review by the committee of key policies such as the Company’s Code of Conduct and Insider Trading Policy. The GEC also assists the Board in fulfilling its oversight responsibilities with respect to environmental, health and safety practices, procedures and policies as established by management in relation to legal/regulatory and industry standards or best practices.

In fulfilling its mandate in 2010, the GEC:

Corporate Governance

•

reviewed the size and composition of the Board, the retirement dates for each director, the directors’ skills matrix and determined that the Board was of an adequate size and that its membership possessed the diversity of skills and experience required to provide for effective decision-making and staffing of the Board and its committees;

•	recommended the nominees to stand for election as directors at the annual general meeting and ensured the appropriate structure and composition of each Board committee;

•

reviewed and recommended amendments as required to the Company’s Corporate Governance Guidelines, including the adoption of a non-binding vote on “Say on Pay” at the Company’s 2011 annual meeting of shareholders, which was approved by the Board;

•	reviewed and recommended amendments to the charters of each committee, which were approved by the Board;
•

reviewed the directors Deferred Share Unit Plan and approved amendments to the plan to provide for election of a payment date and other changes required in order to ensure continued compliance with the requirements of the Internal Revenue Code of the US;

•	reviewed and approved amendments to the director’s code of conduct in order to align the conflicts of interest provisions in the code with statutory requirements;
•	through one-on-one interviews with each director, conducted an evaluation of the effectiveness of the Chair of the Board;
•	satisfied itself that a comprehensive orientation and continuous education program was in place and available to directors;
•	reviewed and approved the GEC portion of the 2011 Proxy Circular; and
•	together with the ARC reviewed the directors and officers insurance program and indemnity.

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Environment, Health and Safety (“EH&S”)

•	reviewed with management whether EH&S policies were being effectively implemented;
•	reviewed with management the health and safety practices implemented within the Company and the evaluation and training processes put in place to address any concerns;
•	reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to promote and address health and safety matters;
•	received regular reports from management regarding environmental compliance, trends and TransAlta’s responses;
•

received regular reports on climate change initiatives, legislative developments and draft initiatives and the potential impact such initiatives could have on the Company’s operations in Canada and the United States;

•	assessed the implementation of greenhouse gas policies and other legislative initiatives vis à vis the Company’s strategic plan; and

•	reviewed the Company’s initiatives and efforts with respect to its participation in the study and potential development of Carbon Capture and Storage.

The GEC met in camera, without management present, at the conclusion of each in person meeting.

The GEC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2010.  The Charter of the GEC is available on TransAlta’s website at www.transalta.com.

Signed,

Gordon D. Giffin (Chair)

Michael M. Kanovsky

Gordon S. Lackenbauer

Karen E. Maidment

Martha C. Piper

Donna S. Kaufman (ex-officio)

TransAlta Corporation 2011 Management Proxy Circular	61

CORPORATE GOVERNANCE

The corporate governance practices of the Company meet or exceed the standards set out in the Canadian Securities Administrators’ Multilateral Instrument 52-109, Multilateral Instrument 52-110, the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101.  The Company’s corporate governance practices also comply with applicable requirements of Sarbanes-Oxley, including any US Securities and Exchange Commission rules under Sarbanes-Oxley, as well as the foreign issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Standards”).

The Corporate Governance Disclosure as required by Form 58-101 F1 is provided in Appendix “B” to this Proxy Circular.  It addresses various elements of the Company’s corporate governance program.

CORPORATE GOVERNANCE PRACTICES

Quick Facts

•	majority of directors (9 of 10) are independent- excepting only our CEO
•	voting is by individual director and we have adopted majority voting
•	our committees are comprised of independent directors, no inter-locking relationship exists with our compensation committee members and our CEO
•	we have position descriptions for our Chair and charters for the Board and each committee
•	we have a skills matrix which outlines the diversity of skills and experience of our directors
•	we have a comprehensive director orientation program and provide continuing education to our directors
•	we have mandatory retirement at age 72 or after 15 years of service, whichever comes first, for all non-management directors appointed commencing in 2008
•	we promote a culture of integrity and ethical business conduct and have adopted a code of business conduct for employees and directors
•	our Board and committees hold regularly scheduled in camera meetings
•	we conduct annual assessments of the Board, its committees and individual directors

TransAlta is committed to transparency and to responsible corporate governance practices.  The Board is responsible for the stewardship of TransAlta, establishing the key policies and standards for the Company, including policies for the assessment and management of its risks.  To meet its corporate governance responsibilities, the Board has adopted Corporate Governance Guidelines which provide a framework for how the business and affairs of the Company will be carried out.  The Board believes that these practices benefit all stakeholders and form the building blocks for long-term success.  The Board reviews these guidelines annually to ensure that they reflect the most current and appropriate governance standards for the Company.

The Board also has ultimate oversight of the Company’s strategic planning process, the resultant plan and for monitoring management’s performance in executing the strategies and meeting the objectives of the plan.  The Board meets on an annual basis for a comprehensive strategic planning session at which time it reviews and approves the strategic plan of the Company.  The directors receive updates on the strategic plan at regular Board meetings and from regular CEO communications.

To assist in its oversight responsibilities, the Board has three standing committees:  the Human Resources Committee, the Audit and Risk Committee and the Governance and Environment Committee.  Please see each committee’s report in this Proxy Circular for an overview of these committees’ principal functions during 2010.  All of these committees have adopted charters which outline their specific oversight responsibilities.

The Board has delegated to the CEO and senior management the responsibility for the day to day management of the business of the Company.  In addition to those matters which must, pursuant to applicable laws and the Company’s by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits.  The Board retains responsibility for significant matters such as major changes to organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of environmental policies.

To facilitate and foster relations with shareholders and stakeholders, the Company has adopted a Disclosure Policy which addresses the timely dissemination of all material information.  The Board reviews this policy annually.  More generally, TransAlta communicates with its shareholders and

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other stakeholders through a variety of means, including its annual report, quarterly reports, annual information form, news releases, special mailings, pre-announced analyst conference calls and its website.  To further enhance its relation with shareholders, TransAlta shareholders may communicate with the Board by writing to the Company addressed to the Vice-President and Corporate Secretary, by email at corporate_secretary@transalta.com or by calling the Company’s help line at 1.888.806.6646.  TransAlta has also committed to holding a non-binding advisory vote on its approach to executive compensation at this Meeting.

Copies of TransAlta’s annual and quarterly reports, news releases, dividend information, transcripts of the quarterly conference calls held, and other information considered helpful to investors may be found on TransAlta’s website at www.transalta.com.

For a more detailed review of our corporate governance practices, please refer to the disclosure provided in Appendix “B” that follows

In addition, the Company’s Corporate Governance Guidelines, Code of Conduct, Director Code of Conduct, Financial Code of Ethics, Committee Charters and Chair position descriptions are available on the Company’s website at www.transalta.com.

Corporate information is also available on TransAlta’s website at www.transalta.com.

DIRECTOR APPROVAL

The contents of the Proxy Circular and the sending thereof to each shareholder whose proxy is solicited, to Ernst & Young LLP and to the appropriate governmental agencies, have been approved by the Board.

By the order of the Board of Directors

Calgary, Alberta	Maryse C. St.-Laurent
March 10, 2011	Vice-President and Corporate Secretary

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APPENDIX “A”

SHAREHOLDER PROPOSAL

The Sierra Club has submitted a shareholder proposal that is reproduced here.

Report on Risk of Coal as Fossil Fuel

RESOLVED that shareholders of TransAlta Corporation (“TransAlta”) request the board of directors to prepare a report to shareholders no later than November 30, 2011 (at reasonable costs and omitting proprietary information) to transition off of existing coal-fired generation facilities to cleaner sources of energy – including renewable energy, natural gas (acquired via environmentally responsible methods) and demand side management energy efficiency programs – by December 31, 2015.

Supporting Statement

The Board of Directors should include in its strategic planning process the risk that coal as a fossil fuel presents to TransAlta.  TransAlta Corporation’s 2010 Renewal Annual Information Form for the Year Ended December 31, 2009 (“2010 Renewal Form”), identified the following TransAlta coal-fired facilities operating, under construction or under development, as of January 31, 2010:

Sundance (2,126 MW Capacity)

Keephills (812 MW Capacity)

Sheerness (780 MW Capacity)

Wabamun (279 MW Capacity)

Genesee 3 (450 MW Capacity)

Keephills 3 (450 MW Capacity)

Centralia (United States) (1,376 MW Capacity)

The Sundance, Keephills, and Wabamun, coal-fired facilities are owned by TransAlta and located approximately 70 kilometres west of Edmonton, Alberta.  The Sheerness coal-fired facility is joined [sic] owned by Trans Alta [sic] Cogeneration, L.P., an Ontario limited partnership, and ATCO Power (2000) Ltd.  The Genesee coal-fired facility is jointly owned by TransAlta and Capital Power.  TransAlta owns the coal-fired facility in Centralia, Washington.

The State of Washington and the Washington State public interest community are pursuing separate initiatives to transition the Centralia coal plant off of coal by 2025 and 2015 respectively.  In addition, Canada is proposing performance standards for end-of-life (45-year old) coal plants [1] that would require significant reductions in greenhouse gas emissions.

As noted in TransAlta’s 2010 Renewal Form [sic] (p. 26), in November 2009, the US EPA upheld its finding that CO2 is a pollutant and subject to regulation under the US Clean Air Act.  In the US, coal pollution has been linked to four of the top five causes of death.[2]

TransAlta has partnered with the Governments of Canada and Alberta and other corporations in “Project Pioneer”, a nearly billion dollar project to carry out a carbon capture and storage initiative.  Conversion of existing coal-fired plants to natural gas or other clean energy sources represents a known and proven response to reducing climate change gas emissions, such as CO2, in contrast to an unproven technology.

TransAlta should be a leader in CO2 reduction, not carbon capture.  By providing a coal-fired facility conversion plan, TransAlta would meet a key performance measure of the TransAlta 2009 Annual Report to make sustaining capital expenditures more predictable in line with TransAlta’s long-range plans.

The Sierra Club urges shareholders to vote for this proposal.

[1] Environment Canada:  “Backgrounder:  Key Elements of Proposed Regulatory Approach”, Date Modified:  2010-08-20

[2] Physicians for Social Responsibility:  Coal’s Assault on Human Health, Alan H. Lockwood et al., November 2009

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement

TransAlta does not agree that the Sierra Club resolution is in either the best interests of TransAlta or the citizens of Alberta and Washington State where we have coal-fired generation.  In both cases there are plans underway with governments to provide for an orderly transition to cleaner forms of generation.  The timeframes within those plans recognize all factors including environmental objectives, energy security imperatives, economic well-being of affected regions, and equitable treatment of investments made by companies.  In

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contrast, the Sierra Club resolution would not address these concerns. Instead it would create conditions for disruptions in reliable electricity supply, detrimental impacts on regional economies, and stranded costs for TransAlta shareholders.  Further it would not necessarily represent a sustainable solution to environmental concerns related to regional power generation.

TransAlta maintains a strong commitment to environmental protection and continuous improvement in its environmental performance, while continuing to provide customers with reliable, low-cost power.

TransAlta’s coal-fired assets provide a substantial component of electric energy supply in the regions where it operates in both Canada and the U.S.  The Centralia plant in Washington State provides 10% of the State’s energy.  In Alberta, TransAlta’s coal-based units represent 36% of the province’s total generation.

Throughout its North American operations TransAlta has made, and continues to make, significant strides in reducing the environmental impact of its operations, including:

•	Growing its clean renewable energy portfolio to over 21% of its generation capacity, including wind, hydro, geothermal and biomass,
•

Investing over $350M since 2000 to reduce emissions of SO2, NOx, particulates and mercury from its coal-fired plants, plus an average of $48M/year for ongoing environmental management, control and reclamation,

•	Developing world-scale carbon capture and storage (CCS) technology potentially capable of making large reductions of greenhouse gas emissions worldwide,
•	Operating its facilities in all regions in full compliance with environmental regulations, and
•	Working with governments in the U.S. and Canada to find rational environmental policy solutions that lead to cleaner and sustainable forms of generation.

TransAlta is working with the Canadian Federal Government to develop new greenhouse gas regulations for the coal-fired power sector.  Those regulations would represent a transition plan for older coal-fired units to meet lower emissions standards after 45 years of age or the end of their power purchase arrangements, or retire.  This framework recognizes the need to maintain electricity system integrity by using capital turnover as the mechanism to lower emissions, effectively promoting growth in renewable areas.

TransAlta is also working with the Government of Washington State to achieve the objective set out in the Governor’s Executive Order of May, 2009, to reduce the greenhouse gas emissions of the Centralia plant by approximately 50% by 2025.  In April, 2010, TransAlta and the State signed a Memorandum of Understanding laying out the principles, timelines and common objectives of both parties to achieve a viable solution.

Currently, in the United States, at our Centralia facility, we remove 99% of particulate matter, 98% of SO2, and 50% of NOx emissions.  In addition, TransAlta is continuing with its long-term commitment for land reclamation which supports a wide variety of land uses including agriculture, woodlands and wetlands and industrial use, thereby also promoting economic growth within the area.

In Alberta, TransAlta has installed uprates to improve efficiencies at its Sundance 4, 5, and 6 units and its newly built Keephills 3 supercritical facility is among the most efficient coal-fired plants in the world, with state-of-the-art pollution control equipment for air pollutants.

Throughout these processes, shareholder risk is being managed.  Orderly transition plans are being developed in response to new regulatory frameworks providing TransAlta with the opportunity to make optimum decisions on a case-by-case basis to install new technologies on existing units, switch fuels to gas, build renewables both as growth and replacement and by providing the communities it serves  low-cost reliable power.

For the reasons set out above, TransAlta does not believe the proposal by the Sierra Club is in the best interests of TransAlta and its shareholders, and recommends that shareholders vote AGAINST the resolution.

TransAlta Corporation 2011 Management Proxy Circular	A-2

APPENDIX “B”
CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1

TransAlta’s corporate governance practices fully comply with the requirements of National Policy 58-101 F1.

BOARD OF DIRECTORS

INDEPENDENT DIRECTORS

The Board has affirmatively determined that 9 of the 10 directors, excluding only Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company, are independent of management.

The GEC and the Board undertake the determination of director independence annually.  The assessment is also undertaken prior to any new director being appointed or nominated for election to the Board.  The determination is made in accordance with the definition of “independence” under National Policy 58-201, Corporate Governance Guidelines and Multilateral Instrument 52-110, Audit Committees.  The independence criteria also conform to the applicable rules of the Securities and Exchange Commission in the United States, the New York Stock Exchange and those set out in Sarbanes-Oxley.

In its review, the GEC considers the existence of any relationship between each director and the Company in order to determine whether the director is independent.  The determination is based on information concerning the personal, business and other relationships and dealings, if any, of the director with the Company, its affiliates, the external auditors and each individual director’s employment status with companies with whom the Company does business.  This information is collected through biographical material, reports and questionnaires furnished or completed by the directors annually and prior to appointment.  For further information with respect to each director, see “Business of the Meeting - Election of Directors – Director Nominee Information” in this Proxy Circular.  No director who the Board has determined to be independent, receives remuneration from TransAlta in excess of directors’ retainer, meeting and travel fees and none of the directors (with the exception of Mr. Stephen G. Snyder, the President and Chief Executive Officer of the Company), has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgment.

DIRECTORS WHO ARE NOT INDEPENDENT

Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company, is not independent as he is a full-time employee of the Company.

MAJORITY OF INDEPENDENT DIRECTORS

The Board has affirmatively determined that a majority of the directors of the Board, or 90% (9 out of 10) of the directors, are independent.

OTHER DIRECTORSHIPS

This information is contained under the heading “Business of the Meeting – Election of Directors – Other Public Company Directorships/Committee Appointments” and includes the committees on which they serve.

MEETING WITHOUT MANAGEMENT OR NON-INDEPENDENT DIRECTORS

After each in person meeting, the independent directors hold in camera sessions at which non-independent directors and members of management are not in attendance.  In 2010, the Board held in camera sessions of independent directors at the end of all regularly scheduled and special meetings of the Board.  Each of the standing committees of the Board also held regularly scheduled in camera sessions at the end of each in person meeting.  In 2010, the ARC held 4 such in camera sessions, the HRC held 6 and the GEC held 5 such in camera sessions.

BOARD CHAIR INDEPENDENCE

The Chair of the Board, Mrs. Donna Soble Kaufman, is an independent director.  Mrs. Kaufman has never been an executive officer of the Company and the Board has affirmatively determined that she is independent.  The Board has adopted guidelines which provide that the Chair of the Board shall be appointed for a three-year term which may be renewed for one additional three-year term.  Mrs. Kaufman’s six year term as chair will end as of April 28, 2011.  Her successor, Mr. Gordon Giffin, subject to his re-appointment to the Board at the Meeting, is also independent.  Mr. Giffin has never been an executive officer of the Company and the Board has affirmatively determined that he is independent.

The Board has adopted a position description for the Chair setting out the responsibilities and duties.  The Chair’s role and responsibilities are, together with the CEO, to be responsible for the preparation of the agenda for all Board and shareholder meetings, chair all Board and shareholder

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meetings, ensure that the Board reviews and approves the Company’s corporate strategy as developed by management, work closely with each committee chair to ensure that each of the committees’ functions are carried out, communicate with the CEO to provide feedback and coaching as required and work collectively and individually with members of the Board to ensure optimum performance of the Board.  A copy of the Chair’s position description can be found on the Company’s website at www.transalta.com.

DIRECTOR ATTENDANCE

Attendance for all of our directors was 90% amd abpve.  The attendance on an individual director basis is contained under the heading “Business of the Meeting - Election of Directors - Director Nominee Information”, under each director’s personal biography and in more detail in the table “Meeting Attendance”.

BOARD MANDATE

The Board has plenary power.  Any responsibility not delegated to senior management or a committee of the Board remains with the Board.  The Board has adopted its own guidelines that were prepared to assist it and management in clarifying responsibilities and ensuring effective communication between the Board and management.  The Board’s Corporate Governance Guidelines, which are reviewed and approved annually by the GEC and the Board, can be found in Appendix “C” to this Proxy Circular and are available on the Company’s website at www.transalta.com.

POSITION DESCRIPTIONS

BOARD AND COMMITTEE CHAIR POSITION DESCRIPTIONS

The position descriptions for the Chair of the Board and for the committee chairs are located on the Company’s website at www.transalta.com.

The Board considers that the responsibilities delineated within its Corporate Governance Guidelines, each of the committee charters, the position description for the Chair of the Board and the general position description for committee chairs are together comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committees, each Committee Chair and each director.

CEO POSITION DESCRIPTION

A written position description has been developed for the CEO which is reviewed annually by the CEO, the HRC and approved by the Board.  A copy of the position description is available on the Company’s website at www.transalta.com.

ORIENTATION AND CONTINUING EDUCATION

ORIENTATION

Prior to joining the Board, new directors are given a clear indication of the workload and time commitment required to serve on the Board.  Individual meetings are also scheduled with directors in order that the new director may familiarize himself or herself with the demands of the role and the expectations of both the Board and the management of the Company.  Once a new director joins the Board, they are provided with an orientation and education program that includes a director’s manual, which contains written information about the duties and obligations of TransAlta directors, the Board, each committee, the business and operations of TransAlta, and documents from recent Board and committee meetings.  New directors also meet and hold discussions with senior management with respect to operations, generation technology, business development, legal and environmental matters.  Arrangements are made as required for specific briefings/orientation on the industry from appropriate senior personnel in order to help new directors better understand TransAlta’s business, strategies and operations.

New directors are also invited to participate in all committee meetings in order to obtain a better understanding of each committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.

CONTINUING EDUCATION

Directors are encouraged to enroll in professional development courses.  Directors are also encouraged to maintain membership in professional associations that provide continuing education to directors.  All fees associated with such memberships or development courses are reimbursed by the Company.

Several of the Company’s directors are members of the Institute of Corporate Directors and both the Chair of the Board and the Chair of the Audit and Risk Committee are Fellows of the Institute of Corporate Directors, an organization that promotes the continuing education of directors.  During 2010, directors of the Company have attended sessions on financial fundamentals, leadership and corporate governance provided by recognized institutions in Canada and the United States.

Directors are also given detailed presentations on particular business issues by specialized management personnel. In addition, during the Board’s annual strategy session, external speakers are engaged to provide the Board with an overview on matters of interest to the Company, developments in the industry, on changes and trends in the market place and on

TransAlta Corporation 2011 Management Proxy Circular	B-2

political and economic developments in the geographic areas in which the Company does business.  This year the Board received a presentation on gas supply in the market place.

The Board also receives, at each meeting, a specialized tutorial and update on a particular segment of the business, ensuring that all segments are covered over a fifteen month period.  In 2010, directors received in person presentations from the following business units: hydro, gas and thermal, trading and customer development, construction and engineering.

Directors also take part in site tours of the Company’s assets.  This year, three directors attended a site tour of our Keephills plant.

These presentations, discussions and tours provide directors with ongoing education and understanding of the Company’s business and facilitate increased discussion between management and the Board while providing directors with additional context for exercising their duties.

Directors also receive weekly business updates from the CEO and have electronic access to all CEO communications to employees.

ETHICAL BUSINESS CONDUCT

CODE OF CONDUCT

The Board has adopted a written code of conduct applicable to all employees and officers of the Company and its subsidiaries.  In addition, the Board has adopted a code of conduct for the directors of the Company.  A separate financial code of conduct also applies to all financial employees.

Copies of the Company’s codes of conduct for directors, officers, employees and financial employees are available on the Company’s website at www.transalta.com and are filed on SEDAR at www.sedar.com.

The Company’s codes of conduct outline the standards and expectations of the Company for its employees, officers and directors with respect to the protection and proper use of the Company’s assets.  The codes also provide guidelines with respect to securing the Company’s assets, conflicts of interest, compliance with laws, rules and regulations and address the Company’s oversight responsibilities in ensuring compliance with the codes.

Employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and are asked to sign-off annually on their review and understanding of the codes of conduct which apply to them and to acknowledge that they have complied with all standards set out in such codes.

The GEC receives an annual report on the sign-off of the codes.  Any possible violation, whistle-blowing matter or Help Line complaint is reported to the ARC which monitors that the matter is promptly addressed and disclosed in a timely manner if required.  Waivers of the codes for senior officers and directors, if any, must be brought to the attention of the Board.  The Company has also made provisions in the code of conduct for the anonymous and confidential reporting to the ARC of any concerns or complaints regarding questionable accounting or auditing matters of the Company without fear of retaliation by the Company.

The Board did not grant any waivers of the codes of conduct during 2010.

MATERIAL INTERESTS

The Board requires that each director or executive officer comply with the disclosure requirements of the Canada Business Corporations Act regarding any material interest.  If a declaration of material interest is made, the declaring director or executive officer shall not vote on the matter if put to a vote of the Board and may be requested to recuse himself or herself from the meeting.

CULTURE OF ETHICAL BUSINESS CONDUCT

The Board encourages and promotes a culture of integrity and ethical business conduct by requiring that directors, officers and employees conduct their personal business and affairs in a manner that ensures that their private or personal interest do not interfere or appear to interfere with the interest of the Company.  The directors have prescribed in the codes of conduct that should conflicts arise, immediate full disclosure must be made and the disclosing director shall not be permitted to vote on any decision or action in which there is a conflict of interest.

NOMINATION OF DIRECTORS

Each year the GEC reviews the composition of the Board in order to ensure it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company.  This review examines diversity of background, skill and experience of each director currently on the Board and takes into account upcoming retirements, succession, specialized committee membership requirements, industry, market and potential future developments of the Company’s business.  This information is compiled through the use of a competency matrix that outlines each director’s areas of expertise and experience.  In line with the needs of the Company, the GEC maintains a list of potential nominees generated by both individual director

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referrals and, as and when required, nominees proposed by an executive search firm.  This list is reviewed at least annually to ensure that the candidates possess the skills and experience required to meet the Company’s strategy and business needs.  Nominees must have the ability to devote the time required and a willingness to serve.

The following are among the qualifications, considered by the GEC in identifying potential candidates for the Board: experience in the energy sector, long cycle businesses, technology development, public policy and government relations, international business, business development and financial structuring for long term infrastructure businesses.

The GEC considers annually the size of the Board and has determined that between 10 to 12 directors is an appropriate size to provide for effective decision-making, staffing of Board committees and to address succession planning requirements.  At the recommendation of the GEC, the Board has currently fixed the number of directors to stand for election to the Board at 10.

The Board has also adopted a “majority voting” policy with respect to the election of its directors which provides for the votes cast or withheld to be cast for each director individually.  This Policy provides that in an uncontested election of directors, at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.  The Company files with securities regulators the results of votes cast for each individual director as a percentage of total votes cast.

INDEPENDENT CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The GEC is comprised of six independent directors, Mr.  Giffin (Chair), Mr. Kanovsky, Mr. Lackenbauer, Ms. Maidment, Dr. Piper and Mrs. Kaufman as an ex-officio member.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

Information on the GEC is contained under the heading “Reports of Committees of the Board - Report of the Governance and Environment Committee” in this Proxy Circular and additional information, including its Charter, is available on the Company’s website at www.transalta.com.

DIRECTOR AND OFFICER COMPENSATION

The GEC reviews annually the compensation for the Company’s directors.  Any changes in compensation are recommended to and approved by the Board.

In determining the compensation of directors, the GEC takes into consideration the size and complexity of the Company’s business and reviews comparable data for companies of similar size and comparative data collected from reviews of proxy circulars for companies in the Comparator Group.

COMPENSATION COMMITTEE

INDEPENDENT HUMAN RESOURCES COMITTEE

The HRC is comprised of six independent directors, Mr. Faithfull (Chair), Mr. Baum, Mr. Jespersen, Mr. Kanovsky, Dr. Piper and Mrs. Kaufman as an ex-officio member of the HRC.

COMPENSATION COMMITTEE RESPONSIBILITIES / CHARTER

Information on the HRC is contained under the heading “Report of Committees of the Board - Report of the Human Resources Committee” and in the section entitled “Statement of Executive Compensation” in this Proxy Circular.  Additional information, including the HRC’s Charter, is available on the Company’s website at www.transalta.com.

OFFICER COMPENSATION

The HRC reviews the compensation for the Company’s senior officers.  Any changes in compensation are recommended to and approved by the Board.

For further information on officers’ compensation please refer to “Compensation Discussion and Analysis” in this Proxy Circular.

OUTSIDE COMPENSATION CONSULTANTS

Management Advisors

Management retained Towers Watson as a compensation consultant.  The mandate of Towers Watson was to collect and analyze market data for the CEO and Executives from the HRC approved Comparator Group, and to provide input on the overall design of total compensation.  Total fees paid to Towers Watson for these services in 2010 were $61,460.

Management also retained Aon Hewitt as a consultant to provide relative Total Shareholder Return calculations for determining awards under the Company’s PSOP. They also act as the Company’s Actuary and as a consultant on the Company’s pension plans.  Total fees paid to Aon Hewitt for these services in 2010 were $316,100.

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HRC Advisors

In 2010, the HRC retained the services of Meridian Compensation Partners LLC to provide independent advice on the Corporation’s equity compensation plans, overall competitiveness of total compensation, and to assist with its on-going review of the Company’s Compensation Strategy. Total fees paid to Meridian in 2010 were $123,209.

The HRC also engages, as required, independent legal counsel at Bull, Houser & Tupper LLP.

The HRC confirms annually the independence of its advisors and reviews whether the work provided by these independent consultants raise any conflict of interests.  The HRC determined that neither Meridian nor BHT had any such conflicts in 2010 and also determined that they were independent.   Further, the HRC pre-approves all fees and terms of service for its independent consultants.

OTHER BOARD COMMITTEES

The Company has no other standing committees.  In 2010, the Board formed a Special Purpose Committee to address a single mandate, that of Chair succession.  The committee is comprised of five independent directors, Mr. Kanovsky (Chair), Mr. Baum, Mr. Faithfull, Ms. Maidment, and Dr. Piper.

BOARD ASSESSMENTS

The Chair meets annually with each director to discuss their views about the effectiveness of the Board, Board committees, management, the Board-management relationship, individual director performance, contributions of individual directors, and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for their completion and for use in the preparation for these meetings.  The questionnaires address specific topics and questions for discussion, including, among others, an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the

Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.  The Chair of the Board utilizes the information obtained from this evaluation and from one-on-one interviews held with each director to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  The Chair also provides individual feedback to directors on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  Further, the Chair provides suggestions to the CEO to be communicated to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

In each year of the Chair’s term, the Chair of the GEC also conducts one-on-one interviews with each member of the Board to evaluate the Chair’s performance, measured against the Chair’s position description.  The Chair of the GEC summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.

The GEC also conducts a review of the Chair’s performance prior to the expiry of the Chair’s first term, and based upon this review, makes a recommendation to the Board with respect to the renewal of the Chair’s term.  The GEC made this assessment and Mrs. Kaufman commenced her second term as Chair April 22, 2008.   The Board’s view is that the Chair should normally serve no more than two three-year terms, subject to special circumstances.  Mrs. Kaufman’s term will end effective April 28, 2011, at which time her successor, Mr. Gordon D. Giffin will take the position of Chair, subject to his election by the shareholders at the Meeting.

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NEW YORK STOCK EXCHANGE – SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

Compliance with NYSE Standards

TransAlta’s corporate governance practices differ from those of the NYSE in only one respect:

Under the rules of the NYSE, the Company must assess the simultaneous service of its audit committee members who sit on the audit committees of more than three public companies.  TransAlta has not adopted a policy with respect to this simultaneous service but instead reviews each situation on its own merits.  One of the Company’s Audit and Risk Committee members, C. Kent Jespersen, currently sits on the audit committee of four public companies.  The Board has considered this matter taking into consideration: i) the size and time commitments of such companies, ii) Mr. Jespersen’s professional responsibilities outside of TransAlta; and iii) Mr. Jespersen’s participation and commitment during his tenure on the TransAlta Board.  The Board has determined that Mr. Jespersen’s professional responsibilities beyond TransAlta are not so substantial as to preclude the attention and focus necessary for him to fulfill his duties and responsibilities to the Audit and Risk Committee of the Company and to the Board overall.  The Board has affirmatively determined that the simultaneous audit committee service of Mr. Jespersen on more than three public companies does not impair his ability to effectively serve on the Audit and Risk Committee of the Company.

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APPENDIX “C”
TRANSALTA CORPORATION
CORPORATE GOVERNANCE GUIDELINES

A.         INTRODUCTION

On behalf of TransAlta Corporation’s shareholders, the Board is responsible for the stewardship of TransAlta Corporation (the “Company”), by establishing the key policies and standards for the Company, including policies for the assessment and management of its risks, for reviewing and approving its strategic plans and for the hiring of its Chief Executive Officer.  The Board monitors and assesses performance and progress in meeting the Company’s long and short-term goals.

The Board has adopted the following guidelines to meet its corporate governance responsibilities.

B.         BOARD ORGANIZATION AND MEMBERSHIP

1)         Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and chief executive officer (“CEO”); the Chair of the Board is independent from management and the Company.  The Chair is appointed for a three-year term, contingent upon being elected to the Board annually by the shareholders.  The Chair will normally serve no more than two three-year terms, subject to special circumstances arising.

2)         Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, committees and the CEO.

3)         Size of the Board

It is the view of the Board that 10 to 12 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance and Environment Committee (the “Committee”) reviews the size of the Board annually and recommends changes in size to the Board when appropriate.

4)         Independence of Directors

The Board annually affirmatively determines the independence of each director, based on the recommendation of the Committee.  An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.  In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations.  The Board also undertakes this determination upon the appointment of any new director to the Board.

As a matter of policy the Board is comprised of a majority of independent directors.  Decisions on matters of corporate governance and executive compensation are made by the independent directors.

Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The Committee reviews these declarations annually to ensure the majority of directors are independent.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.

5)         Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders.  To this end, it has adopted a policy which provides that in an uncontested election of directors at a shareholders’ meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, the director nominee is required to tender promptly his or her resignation for consideration by the balance of the Board.  In the absence of extenuating circumstances, it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company.  Should the Board determine not to

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accept the resignation, it will issue a press release setting forth the reasons for that decision.

The form of proxy for the vote at a shareholders’ meeting, where directors are to be elected, will enable a shareholder to vote in favour of, or to withhold from voting for each nominee separately.

6)         Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long term strategy and ongoing business operations of the Company.  This review takes into account diversity of background, skill and experience of each director currently on the Board and any upcoming retirements, succession, specialized committee membership requirements, industry, market and potential future developments of the Company’s business.  The information is compiled through the use of a skills, education, and experience matrix.

If a vacancy or a particular need arises, the Committee, together with the Chair, identifies potential nominees either with the assistance of a professional search firm, or its evergreen candidate list, screens their qualifications and makes recommendations for nomination to the full Board.  The Board is responsible for nominating candidates for election to the Board by the shareholders and to appoint directors as the number of positions warrants on an interim basis between each annual meeting.

7)         Change in a Director’s Principal Occupation

A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the Committee, whether such change may have an impact on their status on the Board.

8)         New Director Orientation

New directors are provided with an orientation and education program that includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, and meetings are scheduled with senior management and other directors.  A comprehensive director’s manual is also provided to each new director.  The details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

9)         Ongoing Director Education

Each director is responsible for keeping informed about the business of the Company and developments in the industry.  Management assists directors by providing them with regular updates on developments in the industry, political and economic developments in various geographical areas in which the Company is active, communications to the Board from the CEO on new developments, relevant copies of communications between the CEO and employees and such other information management considers of interest to the Board.

Furthermore, in addition to scheduled Board meetings, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place.  Directors also take part in tours of the Company’s assets or its suppliers and participate in management presentations relating to different aspects of the Company’s business.  These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional context and knowledge for exercising their duties.

Directors are also encouraged to enroll in professional development courses and to maintain membership in professional associations that provide continuing education to directors.  All costs associated with such memberships or development courses are reimbursed by the Company.

10)       Retirement Age, Tenure and Succession

The retirement age is 72.  In addition, to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a maximum tenure of 15 years for all non-management directors joining the Board after July 1, 2008.

The Committee annually reviews both the appropriateness of the retirement age and the anticipated retirement dates for individual directors.  This is to ensure that its review of the size and composition of the Board and its recruitment of new directors anticipates and addresses the succession planning needs associated with both the loss of skills and experience created by retiring directors and the need for continuity on the Board.

11)       Director Compensation

The Committee annually reviews the compensation of the Chair and its directors and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted.  In making this determination the Committee considers the market competiveness of its

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compensation against companies of similar size and scope in Canada and which form part of the Company’s Comparator Group.  The Board has determined that ownership of the Company’s shares or DSUs by directors is desirable as one way of aligning the interests of directors with those of the shareholders.  A portion of the director’s annual retainer fee is paid in shares or deferred share units of the Company.  The Company has established a minimum share and/or deferred share unit holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within three years of their appointment to the Board.  In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within one year of their appointment to the Board.

C.         BOARD MEETINGS AND MATERIALS

1)         Agendas and Materials

The Chair and the CEO, together with the Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year.  In advance of each meeting management distributes to the Board written information and data necessary for the Board’s understanding of business to be conducted at the meeting.   Any Board member may suggest the inclusion of additional items on the agenda.

2)         Meetings

Members of senior management are invited to attend Board meetings as required.

The independent directors meet without management present as a standing agenda item at each regularly scheduled in-person Board meeting.  The Chair discusses with the CEO any matters raised in these meetings that are relevant for the CEO or management.

D.         COMMITTEE ORGANIZATION AND MEETINGS

1)         Board Committees

Each committee operates according to an approved charter. The standing committees are: Audit and Risk, Human Resources, and Governance and Environment. The Board may form a new committee or disband a current committee if in its view it is appropriate to do so, provided that the Board will always have an audit committee.

2)         Assignment of Committee Members

The Board, based on a recommendation of the Committee, appoints committee members and committee chairs.  The Committee’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge.  The Chair is an ex-officio member of all committees of the Board.

3)         Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with the committee’s Charter) of the meetings of the committees. The Audit and Risk Committee meets at least quarterly. Each committee reports to the full Board with respect to the proceedings of each meeting.  The independent directors meet without management present as a standing agenda item at each regularly scheduled in-person committee meeting.

4)         Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and the Corporate Secretary, develops the committee’s agendas.

Each committee ensures that all matters to be addressed as provided in their Charter forms part of their schedule of agendas for the year.

E.         BOARD AND MANAGEMENT RESPONSIBILITIES

1)         Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board’s skills.  Open discussions between the Board and members of management about issues facing the Company are encouraged.  The Board also encourages senior management to bring employees who have potential as future management, and who would benefit from exposure to the Board, into Board meetings from time to time.

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2)         Appointment of Chief Executive Officer and Senior Management

The Board, at the recommendation of the Human Resources Committee, is responsible for the hiring and appointment of the Chief Executive Officer, including the approval of his/her compensation and any employment agreement.

The Board also approves, at the recommendation of the Human Resources Committee, the appointment of the senior management team.

3)         Evaluation of the Chief Executive Officer

The Human Resources Committee conducts an annual review of the performance of the CEO as measured against objectives mutually established by the Human Resources Committee, the CEO and approved by the Board.  The Chair and the Chair of the Human Resources Committee communicate this performance evaluation to the CEO and to the Board.  The Human Resources Committee uses the evaluation in its deliberations concerning the CEO’s annual compensation to make recommendations to the Board for approval.

4)         Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plans.  It is the role of the Board to review, question, contribute to, and approve the strategic plans of the Company and to oversee its execution.  The Board dedicates time annually to review, discuss and approve the Company’s strategic plans, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

5)         Limits to Management Authority

The Board has established general authority guidelines that identify areas of responsibility that require the involvement of the Board, including material organizational changes, policy development, budgets, material financial plans and commitments, corporate and certain personnel matters.  These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

6)         Succession Planning and Management Development

The CEO presents annually a detailed report on management development and the succession planning process to the Human Resources Committee.  The CEO also recommends, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO.  The Human Resources Committee reviews and approves management’s succession plans and reports to the full Board on these plans annually.

7)         Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks.  It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

i)                 Enterprise Risk Management

The Board has delegated to its Audit and Risk Committee the oversight of management’s assessment of the Company’s principal risks.  Management has adopted a comprehensive system of Enterprise Risk Management, a system which focuses on risk identification, risk classification, identification of mitigation plans and factors and an assessment of residual risks.  Management reviews the Company’s overall risk scorecard, residual risks and specific risk analyses conducted on key areas of the business quarterly with the Audit and Risk Committee, which are subsequently reported to the Board.  The Board undertakes a comprehensive review of management’s assessment annually.

Management also advises the Board about risks and the risk-reward analysis undertaken in connection with all projects brought to the Board for approval.

ii)                                      Compensation Risk Assessment

The Board has delegated to its Human Resources Committee the oversight of risks related to compensation.  Management has adopted a risk review framework, as part of its overall Enterprise Risk Management review, which assesses the Company’s risks relating to compensation, focusing on the areas in which the Company would be most vulnerable.  In addition, the Board has adopted a clawback policy in order to deter inappropriate risk taking activities.  The Board undertakes an annual comprehensive review of compensation risk as part of its annual Enterprise Risk Management review.

8)         Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged.

The Company has adopted a Code of Conduct that sets out the key principles and policies governing the organization.  The Board, through the Audit and Risk Committee, reviews

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the key financial policies of the Company, approves the Code of Conduct and is informed of any exceptions arising from an annual sign-off on compliance with the Code of Conduct by management and employees.  In addition, management and both the internal and external auditors provide regular reports on internal control matters to the Audit and Risk Committee, which then reports to the full Board.

9)         Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the Audit and Risk Committee and reported to the Board.  The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information.  All directors and officers, who are considered insiders of the Company, must consult with the Corporate Secretary or the Chief Legal Officer before trading in TransAlta securities and provide confirmation immediately following any trade.

In addition, the Company has adopted a disclosure policy which requires that all material information be disclosed and prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public.  The policy also requires that the Chair of the Audit and Risk Committee review and approve the release of financial information derived from the Company’s financial statements.  This policy is also reviewed annually by the Audit and Risk Committee and reported to the Board.

10)       Outside Advisors for Individual Directors

If any individual director requires the services of a professional advisor to assist them with matters involving their responsibilities as Board members they may engage such an advisor at the expense of the Company provided that they have first obtained the authorization of the Chair.

F.         EVALUATION OF THE BOARD AND THE BOARD-MANAGEMENT RELATIONSHIP

1)         Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the Committee, as a component of the Board evaluation questionnaire and through one on one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description.  The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.  In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the Committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

2)         Assessing the Board, Committee and Individual Director Performance

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committees, the Board-management relationship, individual director performance, contributions of individual directors, management contributions and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each Director for their review and for use in the preparation for these meetings.  The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair of the Board utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  The Chair also provides individual feedback to directors on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  Further, the Chair provides feedback to the CEO on his performance and for communication to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

G.         COMMUNICATION AND SHAREHOLDER RELATIONS

i)                 Board Communications Policy

The Board, or the appropriate Committee thereof, reviews and approves the content of the Company’s major communications to shareholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is generally the function of management to speak and communicate with the investment

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community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

ii)              Shareholder Communication

The Board believes that it is important to have constructive engagement with its shareholders and has established means for the shareholders of the Company to communicate with the Board.  Specifically, the Company has a Help Line and publishes annually in its annual report means for shareholders or any other stakeholders to communicate directly with the Board or senior management on any matter.  At their own option, shareholders may communicate with the Board on an anonymous basis.  Consistent with its commitment to encouraging effective communication with shareholders on matters of importance to the Company, shareholders, commencing with its 2011 annual meeting of shareholders, will have a non-binding advisory vote on the Company’s approach to executive compensation. The Company is committed to ensuring continued good relations and communications with its shareholders and will continue to re-evaluate its practices in light of any new governance initiatives or developments.

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SOLICITATION OF PROXIES

The solicitation will be made primarily by mail and the cost will be borne by the Company.  Officers and employees of the Company may solicit proxies without compensation by telephone, facsimile or in person.  TransAlta has also retained the services of Kingsdale Shareholder Services Inc., 130, King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, as its proxy solicitation agent, to assist with the solicitation of proxies on behalf of management.

They may be reached at:

Phone:	1.888.518.1556
Email:	contactus@kingsdaleshareholder.com
Facsimile:	416.867.2271 or 1.866.545.5580 (toll free)

www.transalta.com

TransAlta Corporation
Box 1900, Station "M"
110 - 12th Avenue SW
Calgary, Alberta
Canada T2P 2M1
403.267.7110

TransAlta